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TABLE OF CONTENTS
TABLE OF CONTENTS

As Filed with the Securities and Exchange Commission February 23, 2004

Registration No. 333-111992

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
FORM S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Peoples Community Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Maryland	31-1686242
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Number)

6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
(513) 870-3530
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant's Principal Executive Offices)

Kevin M. Houlihan, Esq.
Hugh T. Wilkinson, Esq.
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W.
12th Floor
Washington, D.C. 20005
(202) 347-0300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value	1,365,674	$20.00	$27,313,480	$2,209.66(1)

(1)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

PROSPECTUS

Peoples Community Bancorp, Inc.

Up To 1,365,674 Shares

Common Stock

        We are offering to our stockholders up to an aggregate of 1,365,674 shares of our common stock, which includes 150,000 shares which will be purchased by our employee stock ownership plan. For every two shares of common stock held at the close of business on January 26, 2004, the record date for the distribution, you will receive one non-transferable subscription right to purchase shares of our common stock.

        Each right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, you may purchase one share of our common stock at a subscription price of $20.00 per share. Under the oversubscription privilege, upon the exercise of the basic subscription privilege, in full, you will be entitled to subscribe, at the same subscription price, for shares of common stock that are not purchased by other rightsholders under their basic subscription privilege. The rights may not be sold or transferred. The rights will not be listed for trading on any stock exchange or trading market.

        At the same time as we are conducting the rights offering, we are offering shares of our common stock at the same subscription price of $20.00 to members of the general public to whom a copy of this prospectus is delivered. The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part.

        There is no minimum number of shares that must be sold to complete the offering. No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering. All exercises of rights and subscriptions for our common stock are irrevocable. The offering to stockholders and members of the general public expires at 5 p.m., Eastern Time, on            , 2004.

        Our common stock is quoted on the Nasdaq National Market System under the trading symbol PCBI. On            , 2004, the closing price of a share of our common stock on Nasdaq was $    .

        Keefe, Bruyette & Woods, Inc. is not required to sell any specific number or dollar amount of our common stock but will use their best efforts to assist us in selling shares of the common stock we are offering. Members of our senior management may also solicit responses from stockholders and members of the general public.

        For a discussion of the material risks that you should consider, see "Risk Factors" beginning on page 13.

	Subscription Price	Proceeds To Our Company(1)

Per Share	$20.00	$19.36

Total	$27,313,480	$26,438,480

(1)
After deducting expenses associated with this offering, which we shall pay. We estimate that these expenses will total approximately $875,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or obligations of any bank and are not insured by Peoples Community Bank, the Federal Deposit Insurance Corporation or any other federal or state government agency.

Keefe, Bruyette & Woods, Inc.

The date of this Prospectus is            , 2004.

ii

AVAILABLE INFORMATION ON THE COMPANY

        We filed a registration statement on Form S-2 under the Securities Act of 1933 to register with the Securities and Exchange Commission ("SEC") the shares of our common stock offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to you free of charge through the SEC's world wide web site on the internet at http://www.sec.gov. Our internet address is http://www.pcbionline.com.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

        We incorporate by reference our Annual Report on Form 10-K for the year ended September 30, 2003, our Amended Annual Report on Form 10-K/A for the year ended September 30, 2003, our quarterly report on Form 10-Q for the period ended December 31, 2003 and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

        A copy of our Annual Report to Stockholders for the fiscal year ended September 30, 2003 is included with this prospectus. We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference. You may request free copies of any or all of the documents incorporated by reference by writing or telephoning us at the following address:

Teresa A. O'Quinn
Chief Financial Officer
Peoples Community Bancorp, Inc.
6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
(513) 870-3530

        You should only rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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OUR COMPANY

        General.    We were formed in December 1999 in connection with the mutual to stock conversion of our wholly owned subsidiary, Peoples Community Bank, and the sale of 1,190,000 shares of our common stock to depositors and members of the community. We are a unitary savings and loan holding company for the Bank. The Bank, a federally-chartered stock savings bank that was originally organized in 1889, conducts its business from thirteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio. The Bank offers a wide variety of loan products, including single and multi-family residential loans, nonresidential real estate and land loans and construction loans. In addition, the Bank invests in securities. The funds for the Bank's lending and investment activities are primarily provided by deposits and borrowings. At September 30, 2003, we had $738.7 million in total assets, $455.9 million in deposits, $219.9 million in borrowings (excluding subordinated debentures) and $46.7 million of stockholders' equity. Our principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130. Our telephone number is (513) 870-3530.

        Our Growth.    As a result of acquisitions and internal growth, we have grown significantly from $320.6 million in total assets as of September 30, 2000 to $738.7 million in total assets as of September 30, 2003. Since the completion of our initial public offering in March 2000, we have acquired three financial institutions with aggregate total assets as of the time of acquisition of $231.2 million. In addition, in September 2003, we purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution. We have supplemented this growth from acquisitions with loan generation secured primarily by real estate in our market area. Loan originations increased from $73.7 million in fiscal 2000, to $241.1 million in fiscal 2001, $261.6 million in fiscal 2002 and $278.6 million in fiscal 2003. Loans receivable, net increased from $196.5 million at September 30, 2000 to $554.4 million at September 30, 2003. In addition, since September 30, 2000, we have expanded our franchise through the opening of three full service branch offices. We have also received regulatory approval to open two new branch offices and these branches are currently under construction. These new branch offices, as well as acquired branch offices, have expanded our market presence and facilitated our loan production growth. Our loan growth has been funded in part by deposits. We have placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions. Deposits have increased from $151.4 million at September 30, 2000 to $455.9 million at September 30, 2003.

        Our Business Strategy.    We intend to continue to pursue growth both internally and through strategic acquisitions. We believe our internal growth will continue to come from loan originations, and, in particular, multi-family residential loans, nonresidential real estate and land loans and construction loans. These loan types complement our single-family lending, diversify our loan portfolio and are expected to increase our yield on interest-earning assets. Our primary funding vehicle will continue to be deposits. We intend to increase our deposit generation by expanding our products and services, increasing our branch network and cross-selling our current and prospective business customers. The expansion of our market share through selective branching and opportunistic acquisitions will depend on market and economic conditions.

        We are also pursuing a capital strategy, of which this offering is a part, to permit us to continue our growth and enhance profitability. Assuming net proceeds from this offering of $26.4 million, our pro forma stockholders' equity to total assets ratio at September 30, 2003 will increase from 6.3% to 9.9%. We believe that the net proceeds from this offering, as well as net earnings from operations, will provide sufficient capital and liquidity to support measured growth and sustained profitability.

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QUESTIONS AND ANSWERS ABOUT THE OFFERING

What is a rights offering?

        A rights offering is an opportunity for our stockholders to purchase additional shares of common stock at a fixed price to be determined before the offering begins and in an amount proportional to the stockholders' existing interests.

What is a subscription right?

        We are distributing to our stockholders, at no charge, one subscription right for every two shares of common stock that are owned on January 26, 2004. We will not distribute any fractional subscription rights, but will round the number of subscription rights you receive up to the nearest whole number. Each subscription right entitles you to purchase one share of common stock at a subscription price of $20.00 per share. When you "exercise" a subscription right, you choose to purchase the common stock that the subscription right entitles you to purchase. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. All subscription rights expire as of            , 2004.

What is the basic subscription privilege?

        The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at a subscription price of $20.00 per share.

What is the oversubscription privilege?

        We do not expect that all of our stockholders will exercise all of their basic subscription rights. By extending oversubscription privileges to our stockholders, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription privileges. You must exercise your oversubscription privilege at the same time you exercise your basic subscription right.

What are the limitations on the oversubscription privilege?

        We will issue a maximum of 1,365,674 shares of common stock in this offering. The 1,365,674 shares include 150,000 shares that will be purchased by our employee stock ownership plan. The number of shares available for oversubscription privileges will be 1,215,674 minus the number of shares purchased upon exercise of all basic subscription privileges. If sufficient shares are available, we will seek to honor the oversubscription requests in full. If the oversubscription requests exceed the number of shares available, we will allocate the available shares pro rata among those who oversubscribed based on each rightholder's percentage ownership of shares of our common stock as of January 26, 2004 compared to the total ownership of all rightsholders participating in the oversubscription round, or, if less, the number of shares for which you oversubscribed.

What happens if I exercise less than all of my rights?

        If you subscribe for fewer than all of the shares represented by your rights, your remaining rights are nontransferable. You may not sell your remaining rights.

What if a broker, bank or other nominee is the record holder of my common stock?

        Your broker or other nominee record holder must exercise the rights on your behalf for shares you wish to purchase or arrange for a subscription agreement to be issued in your name so that you may directly exercise the rights. You must give your broker, bank or other nominee instructions in advance of the expiration time to permit them to exercise subscription rights for you. If you wish to exercise

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your rights and purchase our common stock, please promptly contact the broker, bank or other company holding your common stock.

Will I pay any commissions or fees if I purchase any shares of common stock in the offering?

        No.

What happens if I choose not to exercise my subscription rights?

        You will retain your current number of shares of common stock in our company even if you do not exercise your subscription rights. However, depending on purchases of our common stock by stockholders or members of the general public, your percentage ownership interest in our Company will diminish, and your relative voting rights and economic interests will be diluted.

Can I sell, transfer or give away my subscription rights?

        No.

Must I exercise my subscription rights?

        No.

What are the federal income tax consequences of exercising my subscription rights?

        The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

Are the shares being offered to the general public?

        Yes. At the same time as we are conducting our rights offering, we are also offering shares of our common stock to members of the general public to whom a copy of this prospectus is delivered. Investors may "subscribe" for shares of our common stock. The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part.

What are the limitations in the offering?

        No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering.

Why are we engaging in an offering?

        We are offering shares of our common stock to current stockholders and other members of the general public primarily to raise additional capital to facilitate our growth strategy and for general corporate purposes. The offering also is expected to increase the liquidity of our common stock.

How did we arrive at the subscription price?

        Our board of directors considered several factors in determining the price at which a share of common stock may be purchased in this offering. These factors include the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock, and the desire to offer shares at a price that would be

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attractive to our stockholders and other investors relative to the current trading price of our common stock.

How do I exercise my subscription rights or subscribe for shares of common stock?

        You must properly complete the accompanying subscription agreement and deliver it to us before 5 p.m., Eastern Time, on            , 2004. The subscription agreements should be delivered to Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130, attention Stock Center. Your subscription agreement must be accompanied by proper payment for each share that you wish to purchase.

What forms and payment are required to purchase shares?

        Stockholders and prospective investors received along with this prospectus a subscription agreement and instructions on how to purchase shares. You must properly fill out, execute and deliver the subscription agreement along with full payment to us before the expiration date. For payment options, see "The Offering—How You Should Pay When You Exercise Your Rights or Subscribe For Shares of Our Common Stock."

How long will the offering last?

        The offering begins on the date of this prospectus and ends at 5:00 p.m., Eastern Time, on            , 2004. No rights exercises by stockholders or subscriptions by potential investors will be accepted following the expiration time.

After I exercise my rights or submit a subscription, can I change my mind?

        No. You cannot revoke the exercise of your rights or your subscription, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights or submit a subscription for our common stock unless you are certain that you wish to purchase shares of our common stock at a price of $20.00 per share.

Is the completion of the offering conditioned on the sale of a minimum number of shares?

        No. Since we have not established a minimum offering level, we may not sell a sufficient number of shares to fund additional growth.

Is participating in this offering risky?

        The purchase of our common stock involves certain risks and you should carefully consider this investment as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors" beginning on page 13 of this document.

When will I receive my new shares?

        If you purchase shares of common stock through this offering, you will receive certificates representing those shares promptly after the expiration date.

Can we cancel the offering?

        Yes. Our Board of Directors may cancel the offering at any time on or before the expiration date, for any reason. If we cancel this offering, we will promptly refund any money that we received from stockholders and other investors, without interest.

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Will we extend the offering?

        No.

How much money will the company receive from the offering?

        Our gross proceeds from the offering will depend on the number of shares that are purchased. If we sell all 1,365,674 shares that are being offered by this prospectus, then we will receive proceeds of $27.3 million, before deducting expenses payable by us. We estimate that those expenses will be approximately $875,000. In addition, we estimate that we will have fixed expenses of $125,000 regardless of the sale of any shares of our common stock.

How many shares are anticipated to be purchased by our employee stock ownership plan and our officers and directors?

        Our employee stock ownership plan intends to purchase 150,000 shares or $3.0 million of our common stock. In addition, it is anticipated that our directors and executive officers will exercise their basic subscription rights for 108,750 shares or $2.2 million of our common stock. Assuming that these purchases are the minimum amount of shares purchased, we estimate that expenses would be approximately $177,000.

How will we use the proceeds from the offering?

        We will use the proceeds from this offering to continue our growth strategy and for general corporate purposes.

How many shares will be outstanding after the offering?

        There are 2,522,088 shares of common stock outstanding as of January 26, 2004. The number of shares of common stock that will be outstanding after this offering will depend on the number of shares that are purchased. If we sell all of the shares offered by this prospectus, then we will issue 1,365,674 new shares of common stock during this offering, representing a 54.1% increase in our outstanding common stock. In that case, we will have 3,887,762 shares of common stock outstanding after this rights offering. One of the purposes of this offering is to increase the liquidity in our common stock.

How are we conducting the offering?

        We are offering 1,365,674 shares of our common stock with the assistance of Keefe, Bruyette & Woods, Inc. Keefe Bruyette will use its best efforts to assist us in the offering but is not obligated to purchase any shares of common stock in the offering.

Are our shares of common stock federally insured?

        Our securities are not savings accounts, deposits or obligations of any bank and are not insured by Peoples Community Bank, the Federal Deposit Insurance Corporation or any other federal or state government agency.

What should I do if I have other questions?

        If you have any questions or if you need assistance or additional copies of the offering documents, please call Keefe, Bruyette & Woods, Inc., our Information Agent for the offering, toll free at (877) 798-6520. In addition, you may call or write Thomas J. Noe, our Executive Vice President, at Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130, telephone number (513) 870-3530. You will not pay any fees for your questions or requests.

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SUMMARY

        THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

Securities offered and purchase price	We are offering for purchase 1,365,674 shares of our common stock including 150,000 shares to be purchased by our employee stock ownership plan. We are offering these shares to our stockholders as of January 26, 2004 and, at the same time, to members of the general public to whom a copy of the prospectus is delivered. The purchase price of the common stock is $20.00 per share. There is no minimum number of shares of common stock that is required to be sold to complete the offering.
Stockholders receiving rights	Only stockholders who hold shares of our common stock on the record date will receive rights.
Record date	January 26, 2004.
Expiration date and time	The offering expires at 5:00 p.m., Eastern Time, on , 2004. All rights expire on this date.
Number of Rights	You will receive one right for every two shares of common stock you own on the record date.
Rights	Each right entitles you to purchase one share of common stock for $20.00 per share.
Unsubscribed shares	Stockholders who exercise their rights in full will be given additional rights to purchase unsubscribed shares on a pro rata basis.
Nontransferability of Rights	The rights are nontransferable.
Community Offering	We are also offering shares of our common stock at the same subscription price of $20.00 per share to members of the general public to whom a copy of this prospectus is delivered.
Limitations
The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part. No person is permitted to purchase shares of our common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of our outstanding shares after the offering.
Use of proceeds	We will use the net proceeds of this offering to fund our growth strategy and for general corporate purposes.

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No revocation	If you exercise any rights or otherwise subscribe for any shares of our common stock, you are not allowed to revoke or reduce the exercise or the subscription or request a refund of monies paid.
Information Agent
Keefe, Bruyette & Woods, Inc. will act as our information agent and will use its best efforts to assist us in selling our common stock in the offering. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering. You may contact Keefe, Bruyette at toll free (877)298-6520.
Procedure for exercising rights or subscribing for shares of common stock
To exercise rights or otherwise subscribe for any shares of our common stock, you must complete the subscription agreement and deliver it to us with full payment for the stock you elect to purchase. We must receive the proper forms and payments on or before the expiration date. You may deliver the documents and payments by mail or commercial courier. If you use regular mail for this purpose, we recommend using insured, registered mail.
Payment adjustments
If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares is not specified in the forms you return, we will apply the payment received to exercise rights or subscribe for shares of common stock to the extent of the payment. If your payment exceeds the purchase price for the full exercise of rights or subscription of shares of common stock, we will refund that excess as soon as practicable. We will not pay any interest on any payments received in this offering.
Nominee accounts
If you wish to purchase shares in this offering and your common stock is held by a securities broker, bank, trust company or other nominee, you should promptly contact those record holders and request that they exercise rights on your behalf. You may also contact the nominee and request that the nominee send a separate rights exercise agreement to you.

If you are a record holder who wishes an institution such as a broker or bank to exercise your rights for you, you should contact that institution promptly to arrange that method of exercise. You are responsible for the payment of any fees that brokers or other persons holding your common stock may charge.
Exercise by foreign and certain other stockholders
We will hold subscription agreements for holders of our common stock having addresses outside the United States. In order to exercise rights, these holders must notify us and timely follow the other procedures discussed in this prospectus on or before the expiration date.

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U.S. income tax consequences
For United States federal income tax purposes, we believe that holders of our common stock will not recognize taxable income upon the receipt or exercise of the rights. If you sell the stock you acquire in this offering, you will recognize taxable income equal to the excess of the amount realized over your basis in the stock. You should consult your own tax advisor concerning the tax consequences of this offering under your own tax situation. For further information on tax consequences, please see "The Offering — Certain Federal Income Tax Consequences" beginning on page 21.
Stock Certificates	We will deliver stock certificates representing shares of our common stock to those who purchase shares promptly after the expiration date.
Amendment, extension and termination	We will hold open our offering until the expiration date. We may amend, withdraw or terminate our offering at our discretion.
Issuer	Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130. Our telephone number is (513) 870-3530.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing in the 2003 Annual Report to Stockholders included with this prospectus.

	At September 30,
Selected Consolidated Financial Condition Data:(1)
	2003	2002	2001	2000	1999
	(In thousands)
Total assets	$738,683	$581,632	$415,970	$320,620	$107,313
Cash and cash equivalents	10,023	26,637	14,595	4,627	5,183
Investment securities available for sale	2,156	1,231	1,364	8,211	3,650
Mortgage-backed securities available for sale	133,828	18,763	—	94,050	1,185
Loans receivable, net	554,351	504,012	377,727	196,485	94,551
Deposits	455,900	369,080	233,063	151,353	91,018
Advances from the Federal Home Loan Bank and other borrowed money	232,400	165,450	140,000	134,500	—
Stockholders' equity(2)	46,699	42,990	38,778	31,664	14,677
	Year Ended September 30,
Selected Consolidated Operating Data:(1)
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Interest income	$37,169	$33,712	$25,897	$15,429	$7,872
Interest expense	18,072	15,598	15,543	10,091	4,581

Net interest income	19,097	18,114	10,354	5,338	3,291
Provision for losses on loans	4,198	5,265	2,449	156	175

Net interest income after provision for losses on loans	14,899	12,849	7,905	5,182	3,116
Other income	1,251	2,509	4,847	101	20
General, administrative and other expense	10,504	9,817	8,124	4,273	2,030

Earnings before income taxes	5,646	5,541	4,628	1,010	1,106
Federal income taxes	1,922	2,392	2,304	462	371

Net earnings	$3,724	$3,149	$2,324	$548	$735

Earnings per share
Basic	$1.51	$1.29	$1.08	N/A	N/A

Diluted	$1.48	$1.27	$1.08	N/A	N/A

        (Footnotes on following page)

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	At or for the year ended September 30,
Key Operating Ratios:(1)
	2003	2002	2001	2000	1999
Performance Ratios:(3)
Return on average assets	.59%	.67%	.65%	.26%	.70%
Return on average equity	8.28	8.09	6.46	2.41	5.14
Average interest-earning assets to average interest-bearing liabilities	105.83	107.27	110.13	110.39	115.48
Interest rate spread(4)	2.96	3.74	2.57	2.12	2.48
Net interest margin(4)	3.13	3.99	3.03	2.63	3.17
General, administrative and other expense to average assets	1.65	2.07	2.26	2.04	1.92
Asset Quality Ratios:
Nonperforming assets to total assets at end of period(5)	1.16%	1.30%	.19%	.43%	1.01%
Allowance for loan losses to nonperforming loans at end of period	134.15	102.19	467.69	60.67	38.46
Allowance for loan losses to total loans at end of period	1.57	1.37	.87	.36	.42
Capital and Other Ratios:(2)
Average stockholders' equity to average assets	7.07%	8.22%	10.00%	10.84%	13.54%
Tangible stockholders' equity to tangible assets	7.51	8.75	8.60	8.10	12.80
Total capital to risk-weighted assets	12.09	13.69	14.01	18.05	24.60

(1)
The information as of and for the fiscal year ended September 30, 1999, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.

(2)
Consists solely of retained earnings at September 30, 1999.

(3)
All ratios are based on average monthly balances during the respective periods.

(4)
Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)
Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu of foreclosure.

11

RISK FACTORS

        Prospective investors should carefully consider the following risk factors in addition to other information set forth in this prospectus before making a decision to purchase shares of our common stock offered hereby.

If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock.

        The rights offering is designed to enable each of our stockholders to acquire our stock at $20.00 per share and thereby maintain their relative proportionate voting and economic interest.

        To the extent that you do not exercise your rights and other stockholders purchase shares in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the exercise of the rights will be disproportionately diluted. Similarly, your voting and percentage ownership will be diluted if members of the general public subscribe and purchase shares of our common stock.

The market price for our common stock may decline due to the discount for the shares being offered.

        The subscription price represents a    % discount from the closing price of the common stock of the Company on the date hereof and could result in a reduction in the market price for the Company's common stock.

You may not revoke your decision to purchase our common stock after you send us your subscription.

        If you change your mind about exercising your rights or subscribing for shares of our common stock, you may not revoke or reduce the amount of your exercise or subscription after you send in your subscription forms and payment.

The price of our common stock may decline before or after the offering expires.

        The public trading price of our common stock may decline after you exercise your rights or subscribe for our common stock. If such a decline occurs, you will have committed to buy our common stock at a price above the prevailing market price, resulting in an immediate unrealized loss to you. Moreover, following your exercise of rights or subscription for shares of our common stock, you may not be able to sell your common stock at a price equal to or greater than the subscription price. Until certificates are delivered to you or until new shares are issued to you in book-entry form, which will not occur until after the closing of this offering, you may not be able to sell the common stock you purchase in this offering. Certificates representing our common stock purchased by you will be delivered and book-entry issuances will be completed as soon as practicable after the expiration of this offering.

Our loan portfolio includes loans with a higher risk of loss.

        In recent years, we have significantly increased multi-family residential loans, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans, both in terms of dollar amounts and as a percentage of our loan portfolio. We intend to continue to grow our portfolio of these types of loans. These loan types complement our single-family loans, diversify our loan portfolio and are expected to increase our yield on interest-earning assets. These loans have a higher risk of default and loss than single-family residential mortgage loans. The aggregate amount of these loans has increased to $391.2 million, or 70.6% of the net loan portfolio at September 30, 2003, compared to $57.8 million, or 29.4% of the net loan portfolio at September 30, 2000. Single-family residential loans have decreased from 78.2% of the net loan portfolio at September 30, 2000 to 41.6% of the net loan portfolio at September 30, 2003. Construction and land development loans and commercial real estate loans all generally have a higher risk of loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of a business or the underlying property. Our commercial loans consist primarily of unsecured lines of credit for working capital purposes and, to a lesser extent, loans secured by business equipment. This type of lending is considered to have a higher risk of loss due to the dependence on the underlying business and the unsecured nature of our lines of credit. Consumer loans also are considered to involve greater risk of default than

12

single-family residential mortgage loans because they often are secured by rapidly depreciating assets or are unsecured.

Market rates of interest could hurt profitability.

        Market rates of interest are at historically low levels. The low levels of market rates of interest generally have reduced the yields earned by financial institutions, including Peoples Community Bank, on interest-earning assets such as loans and investment securities. Peoples Community Bank's average yield on its interest-earning assets was 6.09% during the year ended September 30, 2003 compared to 7.43% for the year ended September 30, 2002. In addition, many institutions, including Peoples Community Bank, have experienced a narrowing or "compression" of their interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin, the net interest income as a percentage of average interest-earning assets. This compression has occurred since the yields on our interest-earnings assets have adjusted downward more rapidly than the rate on our interest-bearing liabilities. Further reductions in market rates of interest would be expected to further narrow the interest rate spread. Peoples Community Bank's interest rate spread was 2.96% for the year ended September 30, 2003 compared to 3.74% for the year ended September 30, 2002. Peoples Community Bank's net interest margin was 3.13% for the year ended September 30, 2003 compared to 3.99% for the year ended September 30, 2002.

Our concentration of loans may create a greater risk of loan defaults and losses.

        At September 30, 2003, the preponderance of Peoples Community Bank's total loans were to individuals and/or secured by real estate located in the greater Cincinnati metropolitan area. Peoples Community Bank's loan diversification outside of the greater Cincinnati metropolitan area was insignificant at such date. As a result, we may have a greater risk of loan defaults and losses in the event of an economic downturn in our primary market area.

We may not be able to maintain our historical growth rate, which may adversely impact our results of operations and financial condition.

        We have grown substantially in the past few years from $320.6 million in total assets at September 30, 2000 to $738.7 million in total assets at September 30, 2003. This growth has been achieved through a combination of internal growth and acquisitions. Our future profitability will depend in part on our continued ability to grow. In recent years, we have incurred additional expenses to hire additional employees and upgrade our management information systems to build an infrastructure to support our future growth. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. We may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory considerations and competition, may impede or prohibit our opening of new branch offices. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to existing and projected levels of operating costs.

The issuance of new shares of our common stock will dilute our earnings per share.

        We are offering up to 1,365,674 shares of authorized but unissued common stock. The issuance of any shares in this offering will increase the number of our outstanding shares and, as a result, will dilute our earnings per share and may negatively impact our stock price.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and our price may fluctuate in the future.

        Although our common stock is listed for trading on the National Market of the Nasdaq Stock Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Although we believe that this offering will improve the liquidity of the market for our common stock, no assurance can be given that the offering will increase the volume of trading in our common stock.

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        The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our benefit plans will be dilutive.

        At our annual meeting of stockholders to be held on February 4, 2004, we are asking our stockholders to approve a stock recognition and retention plan and a stock option plan. Assuming stockholder approval, we intend to reserve authorized but unissued shares for the stock recognition plan and the option plan in an amount equal to approximately 2.4% of our currently outstanding shares for the stock recognition plan and 6.0% of our currently outstanding shares for the stock option plan. If all of the 1,365,674 shares are purchased in this offering and the shares for the stock recognition plan and stock option plan are issued from authorized but unissued stock, and all options are exercised, the ownership percentage of our outstanding shares after this offering could be diluted by 1.5% and 3.9%, respectively.

Our employee stock benefit plans will increase our costs.

        Our employee stock ownership plan will purchase 150,000 shares of common stock sold in the offering, with funds borrowed from us. The cost of acquiring the employee stock ownership plan shares will be $3.0 million. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase. We will also submit a stock recognition and retention plan and a stock option plan to our stockholders for approval. Our officers, employees and directors could be awarded, at no cost to them, under the stock recognition and retention plan, up to an aggregate of 2.4% of the shares presently outstanding. The amount of compensation expense will be based on the fair market value of the common stock at the date of grant to recipients and the amount is expensed over the vesting period of the award. The vesting of awards will increase our compensation expense. In addition, the vesting of stock options will increase our compensation expense.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosures in this prospectus, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "hope," "might," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions or the negative thereof constitute forward-looking statements.

        These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

        Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others,

14

could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

  •
  the strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

  •
  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

  •
  inflation, interest rate, market and monetary fluctuations;

  •
  our ability to successfully integrate the assets, liabilities, customers, systems and management we acquire or merge into our operations;

  •
  our timely development of new products and services to a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

  •
  the willingness of users to substitute competitors' products and services for our products and services;

  •
  the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  technological changes;

  •
  changes in consumer spending and savings habits;

  •
  regulatory or judicial proceedings; and

  •
  the other risks set forth under "Risk Factors" beginning on page 13.

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

        We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

15

USE OF PROCEEDS

        The net proceeds from the offering are estimated to be approximately $26.4 million after the payment of expenses associated with the offering and assuming the offering is fully subscribed. We intend to use the proceeds for general corporate purposes and working capital to position us for future internal growth and possible acquisitions of other financial institutions or their assets and related liabilities. We frequently evaluate acquisition opportunities and from time to time enter into discussions regarding possible acquisitions. However, we do not have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions at the current time.

        We intend to invest at least 50% of the net proceeds in Peoples Community Bank, where such proceeds would be available for general corporate purposes, including funding of Peoples Community Bank's lending and investment activities as well as Peoples Community Bank's continued branch expansion. Any investment in Peoples Community Bank will also increase the Bank's regulatory capital. Pending such uses, the net proceeds will be invested in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments or be used to temporarily reduce short-term borrowings.

WE INTEND TO PAY QUARTERLY CASH DIVIDENDS

        If we complete this offering, we intend to pay quarterly cash dividends on the common stock at an initial quarterly rate of $0.15 per share, commencing with the quarter ending June 30, 2004. However, the rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including the amount of net proceeds retained by us in the offering, investment opportunities available to us, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

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PROPOSED MANAGEMENT PURCHASES

        The following table sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, certain information about their current ownership and their proposed purchases of common stock.

	Current Ownership(1)			Proposed Purchase
Name	Number of Shares		Percent	Number of Shares	Amount		Pro Forma Percentage Ownership(2)
Directors:
Paul E. Hasselbring	35,258	(3)(4)	1.4%	2,500	$50,000.97%
Jerry D. Williams	90,222	(5)	3.6	10,000	200,000		2.58
John L. Buchanan	37,258	(3)(6)	1.5	2,500	50,000		1.05
Donald L. Hawke	20,258	(3)	*	2,500	50,000.62
Nicholas N. Nelson	16,258	(3)(7)	*	1,000	20,000.44
James R. Van DeGrift	25,358	(3)(8)	1.0	2,500	50,000.75
Thomas J. Noe	154,310	(9)	6.1	76,250	1,525,000	(13)	5.93
John E. Rathkamp	31,232	(10)	1.2	3,000	60,000.88
Other Executive Officers:
Jerry Boate	11,110	(11)	*	3,000	60,000.36
Dennis J. Slattery	24,685	(12)	1.0	2,000	40,000.69
All Directors and Executive Officers of the Company as a group (12 persons)	467,584		18.4	108,750	$2,175,000		14.72%

*
Represents less than 1% of the outstanding stock.

(1)
As of December 24, 2003. Based upon filings made pursuant to the Securities Exchange Act of 1934 and information provided by each of the individuals. Shares of Company common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.

(2)
Based upon the sale of 1,365,674 shares.

(3)
Includes options to purchase 3,676 shares of our common stock for each of Messrs. Hasselbring, Buchanan, Hawke, Nelson and Van DeGrift which may be exercised within 60 days of the record date.

(4)
Includes 30,000 shares held in the Paul E. Hasselbring Trust.

(5)
Includes 27,300 shares held in Mr. Williams' individual retirement account, 4,500 shares held by Mr. Williams for the benefit of his daughter, 4,918 shares which have been allocated to Mr. Williams' account in our employee stock ownership plan and options to purchase 1,776 shares of our common stock which may be exercised within 60 days of the record date.

(6)
Includes 5,400 shares held in Mr. Buchanan's individual retirement account, 4,100 shares held by Mr. Buchanan's spouse in her individual retirement account, 20,500 shares held in the Buchanan Family Trust and 2,000 shares held by Buchanan's Power Equipment Center, Inc., a company of which Mr. Buchanan is the president.

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(7)
Includes 11,000 shares held jointly with Mr. Nelson's wife and 500 shares held jointly with Mr. Nelson's son.

(8)
Includes 20,000 shares held jointly with Mr. Van DeGrift's wife and 100 shares held by Mr. Van DeGrift for the benefit of his grandchildren.

(9)
Includes 54,395 shares held in Mr. Noe's individual retirement account, 7,000 shares held by Mr. Noe's spouse, 3,860 shares which have been allocated to Mr. Noe's account in our employee stock ownership plan and options to purchase 1,332 shares of our common stock which may be exercised within 60 days of the record date.

(10)
Includes 16,859 shares held in Mr. Rathkamp's individual retirement account, 1,800 shares held by Mr. Rathkamp's spouse in her individual retirement account, 3,558 shares which have been allocated to Mr. Rathkamp's account in our employee stock ownership plan and options to purchase 1,020 shares of our common stock which may be exercised within 60 days of the voting record date.

(11)
Includes 7,440 shares held in Mr. Boate's individual retirement account, 2,650 shares which have been allocated to Mr. Boate's account in our employee stock ownership plan and options to purchase 1,020 shares of our common stock which may be exercised within 60 days of the voting record date.

(12)
Includes 1,800 shares held jointly with Mr. Slattery's wife, 180 shares held jointly with Mr. Slattery's child, 13,932 shares held in Mr. Slattery's individual retirement account, 3,592 shares which have been allocated to Mr. Slattery's account in our employee stock ownership plan and options to purchase 1,332 shares of common stock which may be exercised within 60 days of the record date.

(13)
To the extent shares of common stock are available, Mr. Noe may purchase up to 9.9% of the pro forma outstanding shares of common stock. Based on Mr. Noe's current beneficial ownership and assuming the sale of all of the 1,365,674 shares of common stock offered, Mr. Noe could purchase up to an additional 221,727 shares, or $4.35 million.

DETERMINATION OF SUBSCRIPTION PRICE

        In determining the price at which a share of common stock may be purchased, the Board of Directors considered several factors, including the historic and current market price of the common stock, our business prospects, our recent and anticipated operating results, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock and the desire to offer shares at a price that would be attractive to our stockholders and other investors relative to the current trading price of our common stock.

        On            , 2004, the last reported sales price of our common stock on Nasdaq was $    per share. We will not list the rights on Nasdaq or any exchange.

THE OFFERING

The Rights

  •
  Only holders of record of our common stock at the close of business on the record date may exercise rights. You are a record holder only if your name is registered as a common stockholder as of the record date. As of January 26, 2004, the record date, we had outstanding 2,431,348 shares of our common stock excluding 90,740 shares held by our employee stock ownership plan. Because we have granted one right for every two shares held on the record date, excluding shares held by the employee stock ownership plan, we granted in the aggregate 1,215,674 rights.

  •
  The record date is January 26, 2004.

  •
  We are conducting this rights offering of 1,365,674 shares of our common stock, which includes 150,000 shares that will be purchased by our employee stock ownership plan. If, as of January 26, 2004, you held shares of our common stock, we have granted you one non-transferable right for every two shares of

18

    common stock held on the record date. We will not distribute any fractional subscription rights but will round the number of subscription rights you receive up to the nearest whole number.

  •
  In addition, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription. If sufficient shares are available, we will seek to honor the oversubscription requests in full. If the oversubscription requests exceed the number of shares available, we will allocate the available shares pro rata among those who oversubscribed based on each rightholder's percentage ownership of shares of our common stock as of January 26, 2004 compared to the total ownership of all rightsholders participating in the oversubscription round, or, if less, the number of shares for which you oversubscribed.

  •
  Each right will entitle you to purchase one share of common stock for $20.00 per share.

  •
  Rights are nontransferable.

  •
  If your common stock is held in a brokerage, bank or other custodial or nominee account, you should promptly send the subscription agreement to your broker or other person holding your stock to exercise your rights. Your broker or other person holding your stock is the record holder and will have to act on your behalf for you to exercise your rights. We have asked the brokers and other nominee holders of our common stock to contact you to obtain your subscription agreement concerning the rights you are entitled to exercise.

Subscription Price

        The subscription price for the common stock in the offering is $20.00 per share.

When the Offering Expires

        The offering expires at 5:00 p.m., Eastern Time, on            , 2004. After the expiration date, no one can exercise rights or subscribe for shares.

        To exercise rights or subscribe for shares in a timely manner, we must actually receive before the expiration date your properly executed and completed subscription agreement, together with full payment for all shares you wish to purchase.

How to Exercise Your Rights or Subscribe for Shares of Our Common Stock

        You should read carefully the subscription agreement and other forms and related instructions that accompany this prospectus. You should promptly call us with any questions you may have regarding how to exercise your rights.

        You may exercise your rights by delivering to us before the expiration time:

  •
  the properly completed and executed subscription agreement that evidence your rights or your subscription for shares of our common stock, and

  •
  payment of the purchase price in full for each share of common stock you wish to purchase.

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        All subscription agreements, payments of the purchase price, nominee holder certifications, and notices of guaranteed delivery must be delivered to us at the address below:

Peoples Community Bancorp, Inc.
6100 West Chester Road
P.O. Box 1130
West Chester, Ohio 45071-1130
Attn: Stock Center

How You Should Pay When You Exercise Your Rights or Subscribe for Shares of Our Common Stock

        To timely exercise your rights or subscribe for shares of our common stock, we must receive the purchase price before the expiration time in the form of:

  •
  a certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, payable to the Peoples Community Bancorp, Inc. Stock Offering;

  •
  a personal check payable to the Peoples Community Bancorp, Inc. Stock Offering that must have cleared payment;

  •
  an authorization of withdrawal from deposit accounts maintained with Peoples Community Bank; or

  •
  a wire transfer of funds to the account maintained by us for this offering at:

Peoples Community Bank
ABA #242070791
Further Credit—Peoples Community Bancorp, Inc.
Stock Offering
Acct. # 1842003271
For Benefit of

        Funds paid by uncertified personal check may take at least five business days to clear. If you pay the purchase price by means of an uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and we receive your payment before that time. We are not responsible for any delay in payment by you. We recommend that you consider payment by means of a certified or cashier's check, money order or wire transfer of funds.

        If a subscriber authorizes Peoples Community Bank to withdraw the amount of the purchase price from his deposit account, Peoples Community Bank will do so as of the date of receipt of such authorization. Peoples Community Bank will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

Incomplete Forms and Insufficient or Excess Payments

        If you do not indicate the number of rights being exercised or shares being subscribed for, or do not forward sufficient payment for the number of rights that you indicate are being exercised or the shares being purchased, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised or shares purchased based on the actual payment delivered. We will return any payment not applied to the purchase of shares under these procedures to those who made these payments as soon as practicable by mail without interest.

Instructions to Nominee Holders

        If you are a broker, trustee or depository for securities or other nominee holder of common stock for beneficial owners of the common stock, we request you contact the beneficial owners as soon as possible to obtain

20

instructions and related certifications concerning their rights. We have included along with this prospectus a suggested form of letter of instructions from nominee holders to beneficial owners. Our request is discussed further in that form.

        If instructed by beneficial owners, nominee holders should complete appropriate subscription agreements on behalf of those owners and submit the agreement on a timely basis to us with the proper payment. Nominee holders bear the risk of loss on delivery of rights exercise agreements and payments. Nominee holders bear all risk of the method of delivery to us of subscription agreement and payments of the purchase price.

        If you send subscription agreements and payments by mail, we urge you to allow a sufficient number of days to ensure delivery to us and clearance of payment before the expiration time.

        Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

We Resolve All Procedural and Other Questions

        We will resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights or subscription for our common stock. Our resolution will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right or subscription for our common stock because of any defect or irregularity.

        We will not consider subscription agreements as received or accepted until we have waived or you have cured all irregularities within the time period we determine in our sole discretion. We do not have any duty to notify you of any defect or irregularity in your submission of subscription agreements or any other required documents. We will not incur any liability for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of rights or subscription for our common stock if it does not comply with the terms of this offering or is not in proper form.

If You Have Any Questions or Need Assistance Concerning Exercising Your Rights or Subscribing for Shares of Our Common Stock

        If you have any questions or requests for assistance concerning the method of exercising your rights or subscribing for shares of our common stock, or if you need additional copies of this prospectus, please contact Keefe, Bruyette & Woods, Inc., our Information Agent for this rights offering, at toll free (877) 298-6520. In addition, you may contact us at Peoples Community Bancorp, Inc., 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130 telephone: (513) 870-3530, attention: Thomas J. Noe, Executive Vice President. You will not pay any fees for your questions or requests for assistance or documents.

You Cannot Revoke Your Exercise of Rights or Subscription for Shares of Our Common Stock

        Once you have exercised your rights or subscribed for shares of our common stock, you may not revoke or change your exercise or subscription.

Foreign and Unknown Addresses

        We are not mailing subscription exercise agreements to participants whose addresses are outside the United States or who have an APO or FPO address. In those cases, we will hold the subscription agreements for these foreign participants. To exercise their rights, these foreign participants must notify us prior to 5:00 p.m., Eastern Time, on             , 2004. At that time, if a foreign participant has not given any other instructions, we will terminate the participant's rights so the rights will be available to other stockholders pursuant to oversubscription privileges.

We Will Not Make Adjustments to Outstanding Stock Options

        We will not, as a result of this offering, adjust the option price of any option reserved for issuance under our stock option plan for employees and other eligible participants.

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Amendment, Extension and Withdrawal

        We may amend, withdraw or terminate this offering at any time at our discretion.

Issuance of Stock Certificates

        Separate certificates evidencing the rights will not be issued. We will issue stock certificates for common stock purchased in this offering promptly after the expiration date. If you exercise rights or subscribe for shares of our common stock, you will have no rights as a stockholder of those shares you purchased until we issue you stock certificates representing the shares you purchased. We will register shares purchased by your exercise of rights in the name of the person exercising the rights. Similarly, we will register shares purchased by investors in the name of the person subscribing for our shares of common stock.

Certain Federal Income Tax Consequences

        General.    This section discusses certain federal income tax consequences of this offering to beneficial owners of our common stock upon distribution of the rights. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively.

        This discussion is limited to U.S. taxpayers who hold our common stock and any common stock acquired upon exercise of the rights as capital assets (generally property held for investment within the meaning of Section 1221 of the Code). This discussion does not include any tax consequences under state, local and foreign law. Financial institutions, broker-dealers, nominee holders of our stock, life insurance companies, tax-exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

        Distribution of Rights to Holders of the Common Stock.    You will not recognize taxable income upon the receipt of the rights.

        Tax Basis of Rights Distributed to the Holders of the Common Stock.    The tax basis of rights distributed to a holder of the common stock should be zero, unless either (i) the fair market value of the rights, on the date of distribution, is 15% or more of the fair market value (on the date of distribution) of the common stock held as of that time or (ii) the holder elects, with his or her federal income tax return for this year, to allocate the tax basis of such common stock to the rights. In such case, the tax basis in the common stock should be allocated between the stock and the rights in proportion to the fair market value of each as of the date of the rights distribution.

        Exercise of the Rights; Tax Basis And Holding Period of the Common Stock.    You will not recognize gain or loss upon exercise of your rights. Your tax basis in the common stock acquired through your exercise of rights will be equal to the sum of the purchase price for the common stock acquired by exercise of the rights and your basis in the rights (if any). The holding period for this common stock will begin on the date you exercise the rights.

        Expiration of Rights.    If the rights we are distributing to you expire unexercised, you will not recognize any gain or loss, the rights will be treated as having no basis, and no adjustment will be made to the basis of your common stock.

        Sale of Shares.    If you exercise rights and acquire shares of our common stock, you generally should recognize gain or loss upon the sale of the shares in an amount equal to the difference between the amount realized and your basis in the shares. Gain or loss from an asset held more than one year will generally be taxable as long-term capital gain or loss.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE, FOREIGN AND LOCAL INCOME AND OTHER TAX LAWS.

22

PLAN OF DISTRIBUTION

        The common stock offered hereby is being offered by us pursuant to the issuance of rights directly to holders of shares of common stock on the record date. In addition, we are offering our common stock to members of the general public to whom a copy of this prospectus is delivered. Jerry D. Williams, the President and Chief Executive Officer, and Thomas J. Noe, the Executive Vice President and Treasurer, may solicit responses from stockholders and members of the general public to whom a copy of this prospectus is delivered, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation. Keefe, Bruyette & Woods, the Information Agent for this offering, may solicit responses from stockholders and members of the general public to whom a copy of this prospectus is delivered. As set forth below, we have agreed to pay Keefe, Bruyette for their services. All stockholders and prospective purchasers are to send payment directly to us, where the funds will be held in a segregated savings account and not released until the offering is completed or terminated.

INFORMATION AGENT

        To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the National Association of Securities Dealers, Inc. We have entered into a Sales Agency Agreement with Keefe, Bruyette & Woods regarding the engagement. Keefe, Bruyette & Woods was appointed because of its general experience in the financial services industry and because of its experience in transactions involving stockholder rights offerings and community offerings.

        Keefe, Bruyette & Woods has provided advice to us regarding the structure of the offering and marketing the shares of common stock to be issued in the offering. Keefe, Bruyette & Woods will use its best efforts to solicit subscriptions for shares of common stock in the offering. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering.

        Keefe, Bruyette & Woods has not prepared any report or opinion constituting a recommendation or advice to us or our stockholders, nor have they prepared an opinion as to the fairness of the subscription price or the terms of the offering to us or our stockholders. Keefe, Bruyette & Woods expresses no opinion and makes no recommendation to holders of rights as to whether such holders should exercise their rights. Keefe, Bruyette & Woods also expresses no opinion as to the prices at which shares to be distributed in connection with the offering may trade if and when they are issued or at any future time.

        As compensation for its services, we have agreed to pay Keefe, Bruyette & Woods a cash fee in the following amount:

  (a)
  one percent (1%) of any gross proceeds from the sale of our common stock to the directors, executive officers and employees of the Company or any of our subsidiaries, to any benefit plan of the Company or any of our subsidiaries, and to any current stockholders of the Company;

  (b)
  three percent (3%) of any gross proceeds from the sale of shares to persons who are not directors, executive officers, employees or current stockholders of the Company and who are not clients of Keefe, Bruyette & Woods; and

  (c)
  five percent (5%) of any gross proceeds from the sale of our common stock to clients of Keefe, Bruyette & Woods who are not directors, executive officers, employees or current stockholders of the Company.

        In connection with our engagement of Keefe, Bruyette & Woods, we have agreed to indemnify them against certain liabilities arising out of their engagement or, in the event indemnification is unavailable, to contribute payments that Keefe, Bruyette & Woods may be required to make in respect of such liabilities.

23

DESCRIPTION OF CAPITAL STOCK

General

        Our articles of incorporation provide for the authority to issue up to 15,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March     , 2004, 2,522,088 shares of common stock were issued and outstanding and no shares were held as treasury stock. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of our common stock. All outstanding shares of common stock, and the shares offered hereby (upon payment of the subscription price), are fully paid and nonassessable.

        Our common stock represents nonwithdrawable capital, is not an account of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental authority.

Common Stock

        Dividends.    We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. The holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for such dividends. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

        Voting Rights.    The holders of our common stock possess exclusive voting rights in the Company. They elect our board of directors and act on such other matters as are required to be presented to them under Maryland law or our articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of our common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

        Liquidation.    In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding shares of our common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution.

        Preemptive Rights.    Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued in the future. Our common stock is not subject to redemption.

Preferred Stock

        None of the shares of our authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of our common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar and Exchange Agent

        The transfer agent and registrar and exchange agent for our common stock is Registrar and Transfer Company.

LEGAL MATTERS

        The legality of the common stock is being passed upon for us by Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., Washington, D.C. 20005.

24

EXPERTS

        The consolidated financial statements of Peoples Community Bancorp, Inc. as of September 30, 2003 and September 30, 2002, and for each of the years in the three-year period ended September 30, 2003, have been incorporated by reference into this prospectus in reliance upon the report of Grant Thornton LLP independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

25

1,365,674 SHARES

COMMON STOCK

PROSPECTUS

KEEFE, BRUYETTE & WOODS, INC.

                                , 2004

PEOPLES COMMUNITY BANCORP, INC.

2003 ANNUAL REPORT

TO STOCKHOLDERS

Dear Stockholders:

        Peoples Community Bancorp, Inc. entered fiscal 2003 poised to continue its asset and earnings growth as a premier, independent community bank. Since our conversion to a public company in March 2000, we have focused on executing our business plan by diversifying our lending and deposit products and pursuing growth both internally and through strategic acquisitions. Although the economic environment proved to be difficult in fiscal 2003, we continued our positive asset and earnings trend as total assets increased $157.1 million or 27.0% and net earning increased $575,000 or 18.3%. In addition, we are pleased to report basic earnings per share of $1.51 a share, an increase of $0.22 or 17.1%.

        We have increased our visibility and market share through de novo branching and strategic acquisitions. In fiscal 2002, we opened two new branch offices, both in Warren County, and acquired two other branch offices in Hamilton County in the merger with Kenwood Bancorp, Inc. In fiscal 2003, we acquired two branches from Ameriana Bank and Trust, one each in Hamilton and Warren County. In connection with this transaction, we acquired $32.8 million in loans and $55.6 million in deposits. We have also filed regulatory applications to open new branch offices in fiscal 2004 in Warren and Butler Counties. This strategy has resulted in significant deposit growth from $233.1 million at September 30, 2001 to $455.9 million at September 30, 2003. We intend to continue to expand our coverage through de novo branch openings, increased promotion of products and services and continued emphasis on competitive pricing and excellent customer service.

        Entering fiscal 2004, we are optimistic that we will be able to implement our strategic plan as a premier, independent community bank providing superior products and services to customers and enhanced value to our stockholders. We would like to take this opportunity to express our appreciation to our customers and stockholders for your continued support.

Sincerely,
/s/ Jerry D. Williams Jerry D. Williams President and Chief Executive Officer

Peoples Community Bancorp, Inc.

BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.

Peoples Community Bancorp, Inc., a Maryland corporation ("Peoples Bancorp" or the "Company"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank" or the "Bank"), a federally chartered savings bank.

Peoples Bank was organized in 1889 as an Ohio-chartered mutual savings and loan association under the name "People's Building, Loan and Savings Co." On September 30, 1999, Peoples Bank and The Oakley Improved Building and Loan Company ("Oakley"), jointly executed an Agreement and Plan of Merger, which provided for the merger of Oakley with and into Peoples Bank (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Consequently, the 1999 financial statements have previously been restated to include the accounts of Oakley. In addition, Peoples Bank adopted a Plan of Conversion (the "Conversion"), which provided for the conversion of Peoples Bank to a federally chartered stock savings bank, the formation of Peoples Bancorp and the sale of Peoples Bancorp's common stock.

Immediately following the Merger and the Conversion, Peoples Bancorp acquired Harvest Home Financial Corporation ("Harvest Home"). The acquisition was accounted for using the purchase method of accounting. At the time of the Merger and the Conversion, Peoples Bank changed its name to Peoples Community Bank.

The activities of Peoples Bancorp have been limited primarily to holding the stock of Peoples Bank. Peoples Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer, commercial and nonresidential purposes. Peoples Bank's business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.

Peoples Bank also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Peoples Bank is a member.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples Bank up to applicable limits.

Peoples Community Bancorp, Inc.

MARKET PRICE OF PEOPLES BANCORP COMMON SHARES
AND RELATED STOCKHOLDER MATTERS

Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the three years ended September 30, 2003. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

Fiscal 2003	High	Low
Quarter ended:
September 30, 2003	$24.24	$21.50
June 30, 2003	25.25	20.51
March 31, 2003	22.90	20.88
December 31, 2002	23.50	20.95
Fiscal 2002	High	Low
Quarter ended:
September 30, 2002	$23.73	$19.90
June 30, 2002	22.73	20.05
March 31, 2002	20.80	18.75
December 31, 2001	20.70	15.50
Fiscal 2001	High	Low
Quarter ended:
September 30, 2001	$18.12	$13.90
June 30, 2001	16.44	13.50
March 31, 2001	16.25	14.25
December 31, 2000	16.00	11.94

As of December 3, 2003, Peoples Bancorp had 2,522,088 common shares outstanding held of record by approximately 996 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during the fiscal years ended September 30, 2003, 2002 or 2001.

Peoples Community Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

	At September 30,
Selected Consolidated Financial Condition Data: (1)
	2003	2002	2001	2000	1999
	(In thousands)
Total assets	$738,683	$581,632	$415,970	$320,620	$107,313
Cash and cash equivalents	10,023	26,637	14,595	4,627	5,183
Investment securities available for sale	2,156	1,231	1,364	8,211	3,650
Mortgage-backed securities available for sale	133,828	18,763	—	94,050	1,185
Loans receivable, net	554,351	504,012	377,727	196,485	94,551
Deposits	455,900	369,080	233,063	151,353	91,018
Advances from the Federal Home Loan Bank and other borrowed money	232,400	165,450	140,000	134,500	—
Stockholders' equity (2)	46,699	42,990	38,778	31,664	14,677
	Year Ended September 30,
Selected Consolidated Operating Data: (1)
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Interest income	$37,169	$33,712	$25,897	$15,429	$7,872
Interest expense	18,072	15,598	15,543	10,091	4,581

Net interest income	19,097	18,114	10,354	5,338	3,291
Provision for losses on loans	4,198	5,265	2,449	156	175

Net interest income after provision for losses on loans	14,899	12,849	7,905	5,182	3,116
Other income	1,251	2,509	4,847	101	20
General, administrative and other expense	10,504	9,817	8,124	4,273	2,030

Earnings before income taxes	5,646	5,541	4,628	1,010	1,106
Federal income taxes	1,922	2,392	2,304	462	371

Net earnings	$3,724	$3,149	$2,324	$548	$735

Earnings per share
Basic	$1.51	$1.29	$1.08	N/A	N/A

Diluted	$1.48	$1.27	$1.08	N/A	N/A

(See footnotes on next page)

	At or for the year ended September 30,
Key Operating Ratios: (1)
	2003	2002	2001	2000	1999
Performance Ratios: (3)
Return on average assets	.59%	.67%	.65%	.26%	.70%
Return on average equity	8.28	8.09	6.46	2.41	5.14
Average interest-earning assets to average interest- bearing liabilities	105.83	107.27	110.13	110.39	115.48
Interest rate spread (4)	2.96	3.74	2.57	2.12	2.48
Net interest margin (4)	3.13	3.99	3.03	2.63	3.17
General, administrative and other expense to average assets	1.65	2.07	2.26	2.04	1.92
Asset Quality Ratios:
Nonperforming assets to total assets at end of period (5)	1.16%	1.30%	.19%	.43%	1.01%
Allowance for loan losses to nonperforming loans at end of period	134.15	102.19	467.69	60.67	38.46
Allowance for loan losses to total loans at end of period	1.57	1.37	.87	.36	.42
Capital and Other Ratios: (2)
Average stockholders' equity to average assets	7.07%	8.22%	10.00%	10.84%	13.54%
Tangible stockholders' equity to tangible assets	7.51	8.75	8.60	8.10	12.80
Total capital to risk-weighted assets	12.09	13.69	14.01	18.05	24.60

(1)
The information as of and for the fiscal year ended September 30, 1999, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.

(2)
Consists solely of retained earnings at September 30, 1999.

(3)
All ratios are based on average monthly balances during the respective periods.

(4)
Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5)
Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

Peoples Community Bancorp, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Peoples Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Cincinnati. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Peoples Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Peoples Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

On March 29, 2000 the following transactions were completed:

  •
  The Oakley Improved Building and Loan was merged with and into Peoples Bank;

  •
  Peoples Bank converted to a federally chartered stock savings bank and Peoples Bancorp sold 1,190,000 shares of its common stock; and

  •
  Peoples Bancorp acquired Harvest Home Financial Corporation and its wholly owned subsidiary, Harvest Home Savings Bank.

Peoples Bancorp's consolidated financial statements give effect to the conversion, the merger between Peoples Bank and Oakley using the pooling of interests method of accounting and the merger between Peoples Bancorp and Harvest Home Financial using the purchase method of accounting. In the conversion, Peoples Bancorp issued 1,190,000 shares of common stock, which resulted in net proceeds of approximately $10.3 million. In addition, Peoples Bancorp issued 787,733 common shares in connection with the acquisition of Harvest Home.

On March 30, 2001, Peoples Bancorp acquired Market Financial Corporation for consideration of $7.8 million in cash and 527,930 shares of common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for a combination of cash and shares of Peoples Bancorp totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting and, consequently, prior period amounts were not restated. As of March 30, 2001, Market Financial Corporation had approximately $56.7 million in assets, $50.7 million in liabilities and $6.0 million in stockholders' equity.

On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

On April 26, 2002, the Company completed its acquisition of Kenwood Bancorp, Inc. for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Company and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples Bank. The Company acquired $56.6 million in total assets and initially recorded approximately $3.4 million in goodwill as part of the transaction.

On July 25, 2003, Peoples Bank sold the Kenwood Savings Bank charter, along with $10.0 million in deposits and $10.1 million of loans to Fort Washington Trust Company, a subsidiary of Western and Southern Life Insurance Company.

On September 26, 2003, Peoples Bank acquired two Ohio branch offices from Ameriana Bank and Trust, including $32.8 million in loans and $55.6 million in deposits. Peoples Bank recorded approximately $2.3 million in goodwill as a result of this transaction.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

Peoples Community Bancorp, Inc.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.

	Year ended September 30,
	2003			2002			2001
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$520,647	$34,952	6.71%	$425,318	$32,790	7.71%	$282,425	$22,098	7.82%
Mortgage-backed securities	62,688	1,568	2.50	12,239	361	2.95	42,195	2,867	6.79
Investment securities (2)	12,079	479	3.97	9,688	446	4.60	12,952	769	5.94
Interest-earning deposits	15,089	170	1.13	6,224	115	1.85	4,594	163	3.54

Total interest-earning assets	610,503	37,169	6.09	453,469	33,712	7.43	342,166	25,897	7.57
Non-interest-earning assets	25,514			19,949			17,724

Total assets	$636,017			$473,418			$359,890

Interest-bearing liabilities:
Savings and checking accounts	$135,640	2,666	1.97	$53,741	1,610	3.00	$25,344	879	3.47
Money market deposit accounts	30,653	604	1.97	28,252	776	2.75	22,638	818	3.61
Certificates of deposit	223,390	7,990	3.58	177,229	8,078	4.56	132,774	7,279	5.48
FHLB advances and other borrowings	174,677	6,263	3.59	153,108	4,384	2.86	129,923	6,567	5.05
Subordinated debentures	12,500	549	4.39	10,417	750	7.20	—	—	—

Total interest-bearing liabilities	576,860	18,072	3.13	422,747	15,598	3.69	310,679	15,543	5.00

Non-interest-bearing liabilities	14,202			11,735			13,228

Total liabilities	591,062			434,482			323,907
Stockholders' equity	44,955			38,936			35,983

Total liabilities and stockholders' equity	$636,017			$473,418			$359,890

Net interest income		$19,097			$18,114			$10,354

Interest rate spread			2.96%			3.74%			2.57%

Net interest margin (3)			3.13%			3.99%			3.03%

Average interest-earning assets to average interest- bearing liabilities			105.83%			107.27%			110.13%

(1)
Includes non-accruing loans.

(2)
Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock and other equity securities.

(3)
Equals net interest income divided by average interest-earning assets.

Peoples Community Bancorp, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rate/Volume Analysis

        The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected Peoples Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year ended September 30,
	2003 vs. 2002			2002 vs. 2001
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable	$(4,253)	$6,415	$2,162	$(316)	$11,008	$10,692
Mortgage-backed securities	(55)	1,262	1,207	(1,112)	(1,394)	(2,506)
Investment securities (1)	(61)	94	33	(152)	(171)	(323)
Interest-earning deposits	(45)	100	55	(58)	10	(48)

Total interest-earning assets	(4,414)	7,871	3,457	(1,638)	9,453	7,815
Interest-bearing liabilities:
Savings and checking accounts	(556)	1,612	1,056	(137)	868	731
Money market deposit accounts	(220)	48	(172)	(218)	176	(42)
Certificates of deposit	(1,739)	1,651	(88)	(1,331)	2,130	799
FHLB advances and other borrowings	1,110	769	1,879	(3,206)	1,023	(2,183)
Subordinated debentures	(292)	91	(201)	—	750	750

Total interest-bearing liabilities	(1,697)	4,171	2,474	(4,892)	4,947	55

Increase in net interest income	$(2,717)	$3,700	$983	$3,254	$4,506	$7,760

(1)
Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from September 30, 2002 to September 30, 2003

        At September 30, 2003, Peoples Bancorp's total assets amounted to $738.7 million, an increase of $157.1 million, or 27.0%, compared to the $581.6 million total at September 30, 2002. The increase in assets was comprised primarily of a $50.3 million increase in loans and a $115.1 million increase in mortgage-backed securities. The increase in assets was funded by growth in deposits of $86.8 million and an increase in advances from the Federal Home Loan Bank and other borrowings totaling $67.0 million.

        Liquid assets (i.e. cash and interest-bearing deposits) totaled $10.2 million at September 30, 2003, a decrease of $16.4 million, or 61.5%, compared to September 30, 2002. Investment securities totaled $2.2 million at September 30, 2003, an increase of $925,000, or 75.1%, over September 30, 2002 levels.

        Mortgage-backed securities totaled $133.8 million at September 30, 2003, an increase of $115.1 million over September 30, 2002. The Company purchased $208.1 million in adjustable rate mortgage-backed securities during fiscal 2003 as a tool to manage liquidity and interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies. During fiscal 2003, principal repayments on mortgage-backed securities totaled $23.0 million and sales amounted to $68.4 million. The proceeds from the sale and repayment of mortgage-backed securities were generally used to fund loan originations during the period.

        Loans receivable totaled $554.4 million at September 30, 2003, an increase of $50.3 million, or 10.0%, over September 30, 2002 levels. The Company obtained loans totaling $32.8 million in September 2003 through the acquisition of two branch offices of Ameriana Bank and Trust. Loan disbursements amounted to $278.6 million during fiscal 2003, which were partially offset by principal repayments of $247.1 million and loans sold totaling $10.2 million. The overall growth in the loan portfolio during the year was comprised primarily of $38.5 million in loans secured by multi-family residential real estate, $32.6 million in construction loans, $43.4 million in loans secured by nonresidential real estate and land, and $16.2 million in commercial and consumer loans. Over the past three fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans. As a result, as a percentage of the total loan portfolio, single-family residential loans have decreased from 72.7% at September 30, 2000 to 37.1% at September 30, 2003, while multi-family residential loans, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans have increased during the same time period from 4.3% to 15.3%, 9.7% to 21.1%, 12.8% to 19.7%, 0.0% to 4.8% and 0.1% to 1.9%, respectively. Nonresidential real estate lending and unsecured commercial lending are generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties. Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

        The allowance for loan losses totaled $9.7 million at September 30, 2003, an increase of $2.1 million, or 27.3%, compared to September 30, 2002. Loans charged-off amounted to $2.1 million during fiscal 2003 and $4.2 million was added through the provision for losses on loans, due primarily to the overall growth in the loan portfolio from September 30, 2002, as well as the changes in the composition of the loan portfolio and the level of charge-offs and nonperforming loans.

        The allowance for loan losses represented 1.57% and 1.37% of total loans at September 30, 2003 and 2002, respectively. The allowance for loan losses represented 134.1% and 102.2% of nonperforming loans at September 30, 2003 and 2002, respectively. Nonperforming and impaired loans totaled $9.6 million and $7.5 million at September 30, 2003 and 2002, respectively. Nonperforming multi-family residential loans, totaling $3.6 million, or 49.0%, of total nonperforming loans, consisted primarily of a $3.5 million loan in the process of foreclosure. Nonperforming construction loans totaling $2.0 million, or 26.9% of total nonperforming loans, consisted primarily of a series of condominium loans to a financially troubled builder aggregating $1.8 million. The Bank is closely monitoring the construction progress and the builder has commitments to sell four individual units. Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Bank's allowance for loan losses. Although management believes that its allowance for loan losses at September 30, 2003 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank's results of operations.

        Deposits totaled $455.9 million at September 30, 2003, an increase of $86.8 million, or 23.5%, over the total at September 30, 2002. Total demand, transaction and savings deposits increased to $211.0 million at September 30, 2003, from $139.8 million at September 30, 2002, while total certificates of deposit increased from $229.3 million to $244.9 million, respectively. The increase in deposits was primarily attributable to the addition of $55.6 million in deposits in connection with the acquisition of two branch offices purchased from Ameriana Bank and Trust in September 2003, as well as management's efforts to maintain deposit growth through marketing strategies. Proceeds from deposit growth were generally used to fund new loan originations and the purchase mortgage-backed securities.

        Advances from the Federal Home Loan Bank and other borrowings totaled $219.9 million at September 30, 2003, an increase of $67.0 million, or 43.8%, compared to September 30, 2002 totals. Borrowings totaling $96.0 million were repaid during fiscal 2003, primarily using proceeds from deposit growth and principal repayments on loans, while new borrowings of $163.0 million were obtained, generally to fund new loan originations and purchase mortgage-backed securities.

        Stockholders' equity totaled $46.7 million at September 30, 2003, an increase of $3.7 million, or 8.6%, over September 30, 2002. The increase resulted primarily from net earnings of $3.7 million and the amortization effects of the stock benefit and option plans totaling $730,000, which were partially offset by a $752,000 decrease in net unrealized gains on available for sale securities.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002

General

        The inclusion of the accounts of Kenwood, which the Company acquired in April 2002, in a transaction accounted for using the purchase method of accounting, contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2003, compared to fiscal 2002. In accordance with the purchase method of accounting, the consolidated statement of earnings for the fiscal year ended September 30, 2002 was not restated for the acquisition.

        Peoples Bancorp recorded net earnings of $3.7 million for the fiscal year ended September 30, 2003, an increase of $575,000, or 18.3%, compared to fiscal 2002. The increase in earnings resulted primarily from a $983,000 increase in net interest income, a $1.1 million decrease in the provision for losses on loans and a $470,000 decrease in federal income taxes, which were partially offset by a $1.3 million decrease in other income and a $687,000 increase in general, administrative and other expense.

Net Interest Income

        Total interest income amounted to $37.2 million for the fiscal year ended September 30, 2003, a $3.5 million, or 10.3%, increase over fiscal 2002. The increase was due to a $157.0 million, or 34.6%, increase in average interest-earning assets, partially offset by a 134 basis point decline in the average yield year to year.

        Interest income on loans totaled $35.0 million for the fiscal year ended September 30, 2003, an increase of $2.2 million, or 6.6%, over fiscal 2002. This increase was due primarily to a $95.3 million, or 22.4%, increase in the average portfolio balance outstanding year to year, partially offset by a 100 basis point decline in the weighted-average yield, to 6.71% for fiscal 2003. The increase in the average balance was due to continued strong loan origination activity, particularly with respect to single and multi-family residential loans, construction and nonresidential real estate and land loans. The impact on the Bank's yield on its loan portfolio from the increased emphasis on higher yielding multi-family and nonresidential real estate, as well as unsecured commercial loans was offset by the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates. Interest income on mortgage-backed securities totaled $1.6 million for fiscal 2003, an increase of $1.2 million, or 334.3%, over fiscal 2002, due primarily to a $50.4 million, or 412.2%, increase in the average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits and other totaled $649,000, an increase of $88,000, or 15.7%, due primarily to an $11.3 million, or 70.7%, increase in the average balance of the related assets, partially offset by a decrease in the weighted-average yield year to year.

        Interest expense on deposits totaled $11.3 million for the fiscal year ended September 30, 2003, an increase of $796,000, or 7.6%, over the $10.5 million recorded in fiscal 2002. The increase was due primarily to a $130.5 million, or 50.3%, increase in the average balance of deposits outstanding year to year, partially offset by a decrease in the weighted-average cost of deposits of 115 basis points, to 2.89% for fiscal 2003. The decrease in the average cost of deposits was primarily due to the decrease in market interest rates.

        Interest expense on borrowings totaled $6.8 million for fiscal 2003, an increase of $1.7 million, or 32.7%, compared to fiscal 2002, due primarily to a $23.7 million, or 14.5%, increase in the average balance of borrowings outstanding, and a 50 basis point increase in the average cost of borrowings, to 3.64% for fiscal 2003. The increase in the average cost resulted from management converting existing short-term adjustable-rate advances from the Federal Home Loan Bank to fixed-rate long-term advances to provide a more favorable interest rate risk position. The increase in the average balance was due to the use of borrowings as an additional source of funds for investment in mortgage-backed securities and the origination of loans.

        As a result of the foregoing changes in interest income and interest expense, net interest income increased by $983,000, or 5.4%, during the fiscal year ended September 30, 2003, compared to fiscal 2002. The interest rate spread amounted to 2.96% for fiscal 2003 compared to 3.74% for fiscal 2002. The net interest margin totaled 3.13% and 3.99% for the fiscal years ended September 30, 2003 and 2002, respectively.

Provision for Losses on Loans

        A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $4.2 million and $5.3 million for the fiscal years ended September 30, 2003 and 2002, respectively. The provision recorded during the fiscal 2003 period was predicated primarily upon the $65.2 million, or 11.7%, of growth in the gross loan portfolio, as well as the increase in loans secured by multi-family and nonresidential real estate, the origination of approximately $25.7 million in unsecured commercial lines of credit during fiscal 2003 and an increase in the level of charge-offs and impaired and nonperforming loans year to year. Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending. There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

        Other income totaled $1.3 million for the fiscal year ended September 30, 2003, a decrease of $1.3 million, or 50.1%, compared to fiscal 2002. The decrease was due primarily to a $2.0 million, or 93.1%, decrease in gain on the sale of branch premises, deposits and loans, which was partially offset by a $496,000 increase in gain on sale of investment and mortgage-backed securities and a $238,000, or 64.0%, increase in other operating income during fiscal 2003. In January 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits associated with its Blanchester branch office. The increase in other operating income resulted primarily from increases in fees related to the growth of loan and deposit transactions from year to year.

General, Administrative and Other Expense

        General, administrative and other expense totaled $10.5 million for the fiscal year ended September 30, 2003, an increase of $687,000, or 7.0%, compared to fiscal 2002. This increase resulted primarily from a $1.4 million, or 37.7%, increase in employee compensation and benefits, a $329,000, or 20.6%, increase in occupancy and equipment expense, a $199,000, or 50.4%, increase in franchise tax, and a $259,000, or 71.0%, increase in data processing, which were partially offset by a $70,000, or 3.1%, decrease in other operating expense and a $1.5 million decrease in goodwill amortization and related charges.

        Generally, as previously noted, the level of general, administrative and other expenses increased due to the effects of the Kenwood acquisition and overall growth from year to year. Additionally, the increase in employee compensation and benefits was due primarily to an increase in staffing levels to support the growth and branch structure of the Bank, normal merit increases and increases in health insurance and other benefit costs. The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company's new branch offices. Two new offices replacing existing branch buildings were opened in the third and fourth quarter of fiscal 2003. These projects reflect the effects of the Company's ongoing commitment to expand its branch office network through the acquisition and construction of new branch facilities. The increase in franchise taxes was due to the Company's growth year to year. The increase in data processing reflects continued growth in loan and deposit accounts. The decrease in goodwill amortization reflects the Company's adoption of SFAS No. 142 effective October 1, 2002. Pursuant to SFAS No. 142, goodwill is no longer amortized, but is subject to a periodic impairment evaluation.

Federal Income Taxes

        Peoples Bancorp recorded a tax provision totaling $1.9 million for the fiscal year ended September 30, 2003, compared to a provision of $2.4 million for fiscal 2002. The effective tax rates were 34.0% and 43.2% for the fiscal years ended September 30, 2003 and 2002, respectively. The higher effective tax rate for fiscal 2002 was primarily due to nondeductible amortization and other charges related to goodwill.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

        The inclusion of the accounts of Kenwood, which the Company acquired in April 2002, in a transaction accounted for using the purchase method of accounting, significantly contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2002, compared to fiscal 2001. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 2001, was not restated for the acquisition.

        Peoples Bancorp recorded net earnings of $3.1 million for the fiscal year ended September 30, 2002, an increase of $825,000, or 35.5%, compared to fiscal 2001. The increase in earnings resulted primarily from a $7.8 million increase in net interest income, which was partially offset by a $2.8 million increase in the provision for losses on loans, a $2.3 million decrease in other income and a $1.7 million increase in general, administrative and other expense.

Net Interest Income

        Total interest income amounted to $33.7 million for the fiscal year ended September 30, 2002, a $7.8 million, or 30.2%, increase over fiscal 2001. The increase was due to a $111.3 million, or 32.5%, increase in average interest-earning assets, partially offset by a 14 basis point decline in the average yield year to year.

        Interest income on loans totaled $32.8 million for the fiscal year ended September 30, 2002, an increase of $10.7 million, or 48.4%, over fiscal 2001. This increase was due primarily to a $142.9 million, or 50.6%, increase in the average portfolio balance outstanding year to year, partially offset by an 11 basis point decline in weighted-average yield, to 7.71% for fiscal 2002. The impact on the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on higher yielding multi-family, commercial real estate and unsecured commercial loans. Interest income on investment and mortgage-backed securities and interest-bearing deposits and other totaled $922,000, a decrease of $2.9 million, or 75.7%, due primarily to a $31.6 million, or 52.9%, decrease in the average balance of the related assets, a 308 basis point decrease in the weighted-average yield year to year and a $264,000 write down of premiums on mortgage-backed securities based upon management's estimate of prepayment speeds. The decrease in the average yield was primarily due to the decrease in market interest rates. The decrease in the average outstanding balance of these assets was due to repayments and sales, which proceeds were used to fund loan originations.

        Interest expense on deposits totaled $10.5 million for the fiscal year ended September 30, 2002, an increase of $1.5 million, or 16.6%, over the $9.0 million recorded in fiscal 2001. The increase was due primarily to a $78.5 million, or 43.4%, increase in the average balance of deposits outstanding year to year, which included the addition of $48.4 million in deposits from the acquisition of Kenwood, partially offset by a decrease in the weighted-average cost of deposits of 93 basis points, to 4.04% for fiscal 2002. The decrease in the average rate was primarily due to the decrease in market interest rates.

        Interest expense on borrowings totaled $5.1 million for fiscal 2002, a decrease of $1.4 million, or 21.8%, compared to fiscal 2001, due primarily to a 191 basis point decrease in the average cost of borrowings, to 3.14% for fiscal 2002, partially offset by a $33.6 million, or 25.9%, increase in the average balance of borrowings outstanding for fiscal 2002. The decrease in the average cost of borrowings was primarily due to a decrease in market interest rates.

        As a result of the foregoing changes in interest income and interest expense, net interest income increased by $7.8 million, or 74.9%, during the fiscal year ended September 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 3.74% for fiscal 2002 compared to 2.57% for fiscal 2001. The net interest margin totaled 3.99% and 3.03% for the fiscal years ended September 30, 2002 and 2001, respectively.

Provision for Losses on Loans

        A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $5.3 million and $2.4 million for the fiscal years ended September 30, 2002 and 2001, respectively. The provision recorded during the fiscal 2002 period was predicated primarily upon the $137.3 million, or 32.7%, of growth in the gross loan portfolio, taking into account the increase in loans secured by multi-family, nonresidential real estate, the origination of approximately $26.7 million in unsecured commercial lines of credit during fiscal 2002 and the increase in the level of nonperforming loans year to year. Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending.

Other Income

        Other income totaled $2.5 million for the fiscal year ended September 30, 2002, a decrease of $2.3 million, or 48.2%, compared to fiscal 2001. The decrease was due primarily to the effects of a $4.7 million gain on securities transactions recorded during fiscal 2001, which was partially offset by a $2.1 million gain on the sale of branch offices during fiscal 2002 and a $238,000, or 177.6%, increase in other operating income. During fiscal 2002, in connection with it's building, branch renovation and branch relocation projects, the Corporation sold three of its former branch buildings, as well as $11.0 million in loans and $9.9 million in deposits from it's former Blanchester office, all of which resulted in the $2.1 million gain on sale. The increase in other operating income resulted primarily from the inclusion of Kenwood Savings' operations and increases in fees related to loans and deposits transactions year to year.

General, Administrative and Other Expense

        General, administrative and other expense totaled $9.8 million for the fiscal year ended September 30, 2002, an increase of $1.7 million, or 20.8%, compared to fiscal 2001. This increase resulted primarily from a $409,000, or 12.1%, increase in employee compensation and benefits, a $1.0 million, or 168.0%, increase in occupancy and equipment expense, and a $1.1 million, or 94.1%, increase in other operating expense, which were partially offset by a $402,000 decrease in goodwill amortization. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement. Management adopted SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $460,000 beginning in fiscal 2003.

        Generally, as previously noted, the level of general, administrative and other expenses increased year to year due to the effects of the Kenwood acquisition. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, normal merit increases and $143,000 expensed for stock option awards vesting during the fiscal year. The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company's new main office and additions and improvements made at several branch office locations. During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices will replace existing branch buildings and two represent expansion into new markets. The new offices are scheduled to be opened over the period through the second quarter of fiscal 2004. These improvements reflect the effects of the Company's previously announced ongoing commitment to expand its branch office network through the acquisition and construction of new branch facilities. Additionally, during fiscal 2002 management reduced its estimate of depreciable lives for certain furniture and equipment assets. As a result of this downward change in estimate, the Corporation recognized additional depreciation expense during fiscal 2002 of approximately $215,000, or $.06 per share on an after-tax basis. The increase in other operating expense relates primarily to expenses related to the trust preferred offering totaling $385,000, an increase in legal expenses, including those related to nonperforming loans, an increase in advertising costs, office supplies and pro-rata increases in costs associated with the Company's overall growth year to year.

Federal Income Taxes

        Peoples Bancorp recorded a tax provision totaling $2.4 million for the fiscal year ended September 30, 2002, compared to a provision of $2.3 million for fiscal 2001. The increase was due primarily to the increase in pre-tax earnings of $913,000, or 19.7%. The effective tax rates were 43.2% and 49.8% for the fiscal years ended September 30, 2002 and 2001, respectively. The relatively high effective tax rates were primarily due to nondeductible amortization and other charges related to goodwill. The effective tax rate for fiscal 2001 was also affected by nondeductible merger-related expenses.

Exposure to Changes in Interest Rates

        Peoples Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings. Peoples Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Historically long-term, fixed-rate mortgage loans made up the dominant portion of Peoples Bank's interest-earning assets. A predominance of long-term fixed rate loans would make Peoples Bank particularly susceptible to the risk of changing interest rates. However, during fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage ("ARM") loans and shorter-term loans secured by non-residential real estate, in an effort to improve its interest rate risk position. At September 30, 2003, approximately $174.5 million, or 31.5%, of the Company's loan portfolio consisted of loans with fixed rates of interest and approximately $379.9 million, or 68.5%, had adjustable rates of interest. During fiscal year 2003, management purchased $208.1 million in adjustable rate mortgage-backed securities as a tool to manage liquidity and interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.

Quantitative Analysis

        The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical 100, 200 and 300 basis point change in market interest rates.

        The following tables present Peoples Bank's net portfolio value as of September 30, 2003 and 2002, as calculated by the OTS, based on information provided to the OTS by Peoples Bank. The information presented is based on the feature in Peoples Bank's mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.

	September 30, 2003
Change in Interest Rates In Basis Points (Rate Shock)	Amount	Net Portfolio Value $ Change	% Change	Net Portfolio Value as a % of Portfolio Value of Assets	Change in Net Portfolio Value as a % of Portfolio Value of Assets
	(Dollars in thousands)
300bp	$59,047	$(548)	(1)%	8.09%	21	bp
200	62,184	2,589	4	8.39	51
100	62,625	3,030	5	8.35	47
0	59,595	—	—	7.88	—
(100)	54,391	(5,204)	(9)	7.15	(74)
	September 30, 2002
Change in Interest Rates In Basis Points (Rate Shock)	Amount	Net Portfolio Value $ Change	% Change	Net Portfolio Value as a % of Portfolio Value of Assets	Change in Net Portfolio Value as a % of Portfolio Value of Assets
	(Dollars in thousands)
300bp	$53,285	$(4,472)	(8)%	9.34%	(27	)bp
200	56,980	(777)	(1)	9.79	18
100	59,105	1,348	2	9.97	36
0	57,757	—	—	9.61	—
(100)	53,081	(4,676)	(8)	8.73	(88)

        As shown by the 2003 table above, a 100 basis point increase in interest rates would result in an increase in Peoples Bank's net portfolio value based on OTS calculations as of September 30, 2003, primarily due to Peoples Bank's efforts to originate adjustable-rate loans and shorter-term fixed-rate loans in recent periods. The table also indicates a decrease in net portfolio value at a 300 basis point increase in interest rates. The instantaneous shock as indicated in the table is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

        Peoples Bank's fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, Peoples Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Peoples Bank has focused primarily on developing a strong core deposit base. Historically, Peoples Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations. Peoples Bank attempts to mitigate potential exposure to interest rate risk by:

(1)
Originating one-year and three-year adjustable-rate mortgage loans;

(2)
Increasing originations of nonresidential real estate mortgage loans, which generally have higher yields and shorter terms to maturity than single-family residential mortgage loans;

(3)
Originating home equity lines of credit with interest rates that adjust monthly based on an index;

(4)
Originating unsecured lines of credit with interest rates that adjust monthly based on an index;

(5)
Purchasing adjustable-rate mortgage-backed securities; and

(6)
Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank.

Liquidity and Capital Resources

        Peoples, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

        The primary sources of funds include deposits, borrowings and principal and interest repayments on loans. The Bank's first preference is to fund liquidity needs with core deposits, if available, in the marketplace. Core deposits include noninterest-bearing and interest-bearing retail deposits. Other funding sources included Federal Home Loan Bank advances.

        The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of September 30, 2003.

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands)
Contractual obligations:
Operating lease obligations	$123	$242	$212	$334	$911
Contracts to purchase office premises	3,200	—	—	—	3,200
Advances from the Federal Home Loan Bank and other borrowings	67,400	—	1,500	151,000	219,900
Certificates of deposit	125,197	67,782	51,861	43	244,883
Amount of commitments expiration per period
Commitments to originate loans:
Consumer lines of credit	23,832	—	—	—	23,832
Commercial lines of credit	2,567	—	—	—	2,567
One- to four-family and multi-family loans	9,446	—	—	—	9,446
Non-residential real estate and land loans	6,888	—	—	—	6,888
Commitments to purchase mortgage-backed securities	70,000	—	—	—	70,000

Total contractual obligations	$308,653	$68,024	$53,573	$151,377	$581,627

        Peoples Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At September 30, 2003, Peoples Bank exceeded each of the capital requirements. Peoples Bank's tangible, core and risk-based capital ratios were 7.5%, 7.5% and 12.1%, respectively.

Impact of Inflation and Changing Prices

        The consolidated financial statements and related financial data presented herein regarding Peoples Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Peoples Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Peoples Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Community Bancorp, Inc.

        We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Cincinnati, Ohio
October 30, 2003

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	Year ended September 30,
	2003	2002
	(In thousands)
ASSETS
Cash and due from banks	$4,905	$4,460
Interest-bearing deposits in other financial institutions	5,118	22,177

Cash and cash equivalents	10,023	26,637
Certificates of deposit	221	—
Investment securities designated as available for sale—at market	2,156	1,231
Mortgage-backed securities designated as available for sale—at market	133,828	18,763
Loans receivable—net	554,351	504,012
Office premises and equipment—at depreciated cost	13,056	10,973
Real estate acquired through foreclosure	1,293	97
Federal Home Loan Bank stock—at cost	10,221	9,907
Accrued interest receivable on loans	2,089	2,264
Accrued interest receivable on mortgage-backed securities and other investments	480	77
Prepaid expenses and other assets	488	621
Goodwill, net of accumulated amortization	5,528	4,875
Prepaid federal income taxes	1,506	—
Deferred federal income taxes	3,443	2,175

Total assets	$738,683	$581,632

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits	$455,900	$369,080
Advances from the Federal Home Loan Bank	218,500	152,500
Other borrowed money	1,400	450
Guaranteed preferred beneficial interests in junior subordinated debentures	12,500	12,500
Advances by borrowers for taxes and insurance	74	189
Accrued interest payable	709	843
Other liabilities	2,901	2,929
Accrued federal income taxes	—	151

Total liabilities	691,984	538,642
Commitments	—	—
Stockholders' equity
Common stock—15,000,000 shares of $.01 par value authorized; 2,522,088 and 2,512,615 shares issued at September 30, 2003 and 2002, respectively	25	25
Additional paid-in capital	24,478	23,931
Retained earnings—restricted	23,171	19,447
Shares acquired by stock benefit plan	(286)	(476)
Accumulated comprehensive income (loss), unrealized gains (losses) on securities designated as available for sale, net of related tax effects	(689)	63

Total stockholders' equity	46,699	42,990

Total liabilities and stockholders' equity	$738,683	$581,632

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Year ended September 30,
	2003	2002	2001
	(In thousands, except share data)
Interest income
Loans	$34,952	$32,790	$22,098
Mortgage-backed securities	1,568	361	2,867
Investment securities	479	446	769
Interest-bearing deposits and other	170	115	163

Total interest income	37,169	33,712	25,897
Interest expense
Deposits	11,260	10,464	8,976
Borrowings	6,812	5,134	6,567

Total interest expense	18,072	15,598	15,543

Net interest income	19,097	18,114	10,354
Provision for losses on loans	4,198	5,265	2,449

Net interest income after provision for losses on loans	14,899	12,849	7,905
Other income
Gain (loss) on sale of investment and mortgage-backed securities	493	(3)	4,713
Gain on sale of branch	148	2,140	—
Other operating	610	372	134

Total other income	1,251	2,509	4,847
General, administrative and other expense
Employee compensation and benefits	5,206	3,780	3,371
Occupancy and equipment	1,926	1,597	596
Franchise taxes	594	395	456
Data processing	624	365	380
Other operating	2,154	2,224	1,146
Merger-related expenses	—	—	317
Amortization and other charges related to goodwill	—	1,456	1,858

Total general, administrative and other expense	10,504	9,817	8,124

Earnings before income taxes	5,646	5,541	4,628
Federal income taxes
Current	2,800	4,761	3,348
Deferred	(878)	(2,369)	(1,044)

Total federal income taxes	1,922	2,392	2,304

NET EARNINGS	$3,724	$3,149	$2,324

EARNINGS PER SHARE
Basic	$1.51	$1.29	$1.08

Diluted	$1.48	$1.27	$1.08

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,
	2003	2002	2001
	(In thousands)
Net earnings	$3,724	$3,149	$2,324
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(220), $41 and $879 in 2003, 2002 and 2001, respectively	(427)	79	1,706
Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $168, $(1) and $1,602 in 2003, 2002 and 2001, respectively	(325)	2	(3,111)

Comprehensive income	$2,972	$3,230	$919

Accumulated comprehensive income (loss)	$(689)	$63	$(18)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional Paid-in capital	Retained earnings	Shares acquired by stock benefit plan	Unrealized gains (losses) on securities designated as available for sale	Total
	(In thousands)
Balance at October 1, 2000	$20	$17,140	$13,974	$(857)	$1,387	$31,664
Issuance of shares in connection with acquisition of Market Financial	5	5,999	—	—	—	6,004
Amortization expense of stock benefit plan	—	—	—	191	—	191
Net earnings for the year ended September 30, 2001	—	—	2,324	—	—	2,324
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(1,405)	(1,405)

Balance at September 30, 2001	25	23,139	16,298	(666)	(18)	38,778
Amortization expense of stock benefit plan	—	649	—	190	—	839
Compensation expense relating to vested stock options	—	143	—	—	—	143
Net earnings for the year ended September 30, 2002	—	—	3,149	—	—	3,149
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	81	81

Balance at September 30, 2002	25	23,931	19,447	(476)	63	42,990
Amortization expense of stock benefit plan	—	391	—	190	—	581
Compensation expense relating to vested stock options	—	149	—	—	—	149
Proceeds from exercise of stock options	—	7	—	—	—	7
Net earnings for the year ended September 30, 2003	—	—	3,724	—	—	3,724
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(752)	(752)

Balance at September 30, 2003	$25	$24,478	$23,171	$(286)	$(689)	$46,699

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
	2003	2002	2001
	(In thousands)
Cash flows provided by (used in) operating activities:
Net earnings for the year	$3,724	$3,149	$2,324
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on investment and mortgage-backed securities, net	1,058	264	(436)
Amortization of deferred loan origination fees	(1,574)	(716)	(311)
Amortization expense of stock benefit plan	581	839	191
Compensation expense related to vested stock options	149	143	—
Amortization and other charges related to goodwill	—	1,456	1,858
Reduction of goodwill associated with sale of loans and deposits	1,650	—	—
Depreciation and amortization	879	967	353
Provision for losses on loans	4,198	5,265	2,449
Federal Home Loan Bank stock dividends	(414)	(430)	(528)
Dividends on investment securities	(39)	—	—
(Gain) loss on sale of securities	(493)	3	(4,713)
Gain on sale of branch	(148)	(2,140)	—
Increase (decrease) in cash, net of acquisitions, due to changes in:
Accrued interest receivable on loans	316	(179)	(366)
Accrued interest receivable on investments and mortgage-backed securities	(403)	(58)	195
Prepaid expenses and other assets	134	(3,916)	87
Accrued interest payable	(134)	652	(597)
Other liabilities	(119)	(132)	976
Federal income taxes
Current	(1,657)	3,583	2,072
Deferred	(878)	(2,369)	(1,044)

Net cash provided by operating activities	6,830	6,381	2,510
Cash flows provided by (used in) investing activities:
Purchases of investment securities	(1,000)	—	—
Proceeds from maturity of investment securities	—	—	10,500
Proceeds from sale of investment securities designated as available for sale	32	—	4,167
Purchase of mortgage-backed securities	(208,079)	(20,264)	—
Principal repayments on mortgage-backed securities	23,032	1,730	26,612
Proceeds from sale of mortgage-backed securities designated as available for sale	68,357	3,520	71,727
Proceeds from sale of real estate acquired through foreclosure	65	—	—
Proceeds from sale of loan participations	10,180	6,738	2,747
Principal repayments on loans	247,086	153,207	92,571
Loan disbursements	(278,573)	(261,576)	(241,112)
Purchase of office premises and equipment	(2,132)	(2,002)	(4,358)
Proceeds from sale of branch	—	3,572	—
Purchase of Federal Home Loan Bank stock	—	(970)	—
Proceeds from redemption of Federal Home Loan Bank stock	100	—	—
Increase in certificates of deposit in other financial institutions	(221)	—	—
Cash received from branch acquisition transaction—net	19,730	—	—
Cash received in acquisition of Kenwood Bancorp, Inc.—net	—	2,042	—
Acquisition of Market Financial Corporation common stock—net	—	—	(1,010)

Net cash used in investing activities	(121,423)	(114,003)	(38,156)

Net cash used in operating and investing activities (balance carried forward)	(114,593)	(107,622)	(35,646)

	Year ended September 30,
	2003	2002	2001
	(In thousands)
Net cash used in operating and investing activities (balance brought forward)	$(114,593)	$(107,622)	$(35,646)
Cash flows provided by (used in) financing activities:
Net increase in deposit accounts	31,209	97,551	40,007
Proceeds from Federal Home Loan Bank advances and other borrowings	162,950	79,250	85,500
Repayment of Federal Home Loan Bank advances	(96,000)	(69,289)	(80,000)
Proceeds from issuance of junior subordinated debentures	—	12,500	—
Net increase (decrease) in advances by borrowers for taxes and insurance	(187)	(348)	107
Proceeds from exercise of stock options	7	—	—

Net cash provided by financing activities	97,979	119,664	45,614

Net increase (decrease) in cash and cash equivalents	(16,614)	12,042	9,968
Cash and cash equivalents at beginning of year	26,637	14,595	4,627

Cash and cash equivalents at end of year	$10,023	$26,637	$14,595

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$4,530	$2,600	$1,000

Interest on deposits and borrowings	$18,206	$14,833	$16,023

Supplemental disclosure of noncash investing activities:
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$(752)	$81	$(1,405)

Transfers from loans to real estate acquired through foreclosure	$2,863	$620	$197

Loans disbursed to facilitate sale of real estate acquired through foreclosure	$2,325	$191	$412

Recognition of mortgage servicing rights in accordance with SFAS No. 140	$148	$—	$—

Fair value of assets received in acquisition of:
Market Financial Corporation	$—	$—	$56,672

Kenwood Bancorp, Inc.	$—	$56,550	$—

Ameriana branch acquisition	$34,440	$—	$—

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Peoples Community Bancorp, Inc. (the "Corporation") was formed in March 2000, coincident with the mutual-to-stock conversion of Peoples Community Bank ("Peoples" or the "Bank"), its wholly-owned subsidiary.

        On March 30, 2001, the Corporation acquired Market Financial Corporation ("Market") for consideration of $7.8 million in cash and 527,930 shares of the Corporation's common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

        On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

        On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Corporation and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as a result of the transaction.

        On July 25, 2003, the Bank sold the Kenwood Savings Bank charter, along with $10.0 million in deposits and $10.1 million of loans, to Fort Washington Trust Company, a subsidiary of Western and Southern Life Insurance Company, for total cash consideration of $1.7 million.

        On September 26, 2003, the Bank acquired two Ohio branch offices from Ameriana Bank and Trust, including $32.8 million in loans and $55.6 million in deposits. The Bank recorded approximately $2.3 million in goodwill as a result of this transaction.

        The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. Peoples conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Peoples' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

        The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

        The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.    Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Peoples and Peoples Bancorp Capital Trust I. The fiscal year ended September 30, 2002, also included Peoples' wholly-owned subsidiary, Kenwood Savings Bank. All significant intercompany balances and transactions have been eliminated.

2.    Investment Securities and Mortgage-Backed Securities

        The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity.

        Realized gains and losses on sales of securities are recognized using the specific identification method.

3.    Loans Receivable

        Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal. In this case the loan is returned to accrual status. If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

        During fiscal 2003, Peoples sold loans as a part of the Kenwood Savings Bank charter sale transaction, retaining servicing on the loans sold.

        Peoples accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Peoples recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

        SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Peoples, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

        The Bank recorded amortization related to mortgage servicing rights totaling $37,000 for the fiscal year ended September 30, 2003. At September 30, 2003, the fair value and carrying value of the Bank's mortgage servicing rights totaled approximately $111,000. No mortgage servicing rights existed at September 30, 2002.

4.    Loan Origination Fees

        Peoples accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Peoples' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.    Allowance for Loan Losses

        It is Peoples' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, Peoples records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

        Peoples accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. Peoples' current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

        A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to Peoples' investment in multi-family, nonresidential real estate and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. With respect to the Bank's investment in unsecured commercial lines of credit, impairment is measured based upon the present value of expected future cash flows.

        It is Peoples' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

        Information with respect to the Bank's impaired loans at and for the years ended September 30, 2003 and 2002 is presented below. Peoples had no loans defined as impaired under SFAS No. 114 at September 30, 2001.

	2003	2002
	(In thousands)
Impaired loans with related allowance	$7,822	$6,312
Impaired loans with no related allowance	—	—

Total impaired loans	$7,822	$6,312

Allowance for losses on impaired loans
Beginning balance	$679	$—
Provision for losses on loans	27	679
Charge-offs	(40)	—

Ending balance	$666	$679

Average recorded investment in impaired loans	$8,853	$2,352

Interest income recognized on impaired loans	$172	$211

        The allowance for impaired loans is included in the Bank's overall allowance for loan losses.

6.    Office Premises and Equipment

        Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to fifty years for building improvements, and three to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

7.    Real Estate Acquired Through Foreclosure

        Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.    Goodwill

        Prior to adoption of SFAS No. 142, goodwill was amortized over a ten year period using the straight-line method. Management had periodically evaluated the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities. During fiscal 2002, the Corporation recorded a charge to goodwill totaling $1.0 million following a review of diminished net interest income arising from loans and deposits acquired in the fiscal 2000 purchase of Harvest Home Financial Corporation.

        During fiscal 2003, the Bank acquired two branch offices from another financial institution resulting in recognition of $2.3 million in goodwill. Additionally, the Bank sold its Kenwood Savings Bank charter, resulting in a write-off of approximately $1.7 million of goodwill related to the fiscal 2002 acquisition of Kenwood.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to the Bank as the reporting unit that is expected to benefit from the goodwill.

        Peoples evaluated the unamortized goodwill balance of $5.5 million during fiscal 2003 in accordance with the provisions of SFAS No. 142. The evaluation showed no indication of impairment. The adoption of SFAS No. 142 has resulted in the elimination of annual goodwill amortization of approximately $460,000.

        The following table displays the pro forma effects on net earnings and earnings per share as if SFAS No. 142 had been applicable to the fiscal years ended September 30, 2002 and 2001.

	For the year ended September 30,
	2003	2002	2001
	(In thousands, except per share amounts)
Reported net earnings	$3,724	$3,149	$2,324
Add back: goodwill amortization	—	460	460

Adjusted net earnings	$3,724	$3,609	$2,784

Basic earnings per share:
Reported net earnings	$1.51	$1.29	$1.08
Goodwill amortization	—	.19	.21

Adjusted net earnings	$1.51	$1.48	$1.29

Diluted earnings per share:
Reported net earnings	$1.48	$1.27	$1.08
Goodwill amortization	—	.19	.21

Adjusted net earnings	$1.48	$1.46	$1.29

9.    Federal Income Taxes

        The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

        The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, deferred compensation and stock benefit plans, the general loan loss allowance, percentage of earnings bad debt deductions and purchase price adjustments resulting from acquisitions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

10.    Benefit Plans

        Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors. Peoples' policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement. The plan provided that each director was vested at 65% upon adoption with an additional vesting of 15% after three years and 5% per year thereafter until 100% vesting is reached. During fiscal 2001, the plan was amended to provide for total vesting for all participants. The provision for directors retirement expense totaled $84,000, $84,000 and $547,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

        The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled $438,000, $361,000 and $292,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

        The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 79,109 shares of the Corporation's common stock to members of the Board of Directors, management and employees. As of September 30, 2003, the MRP had awarded 57,241 cumulative shares to members of the Board of Directors, management and employees. Common shares awarded to outside members of the Board of Directors were fully expensed in fiscal 2001, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award. Shares awarded under the MRP are distributed from previously authorized but unissued shares. Shares distributed to recipients of the awards totaled 16,120 shares as of September 30, 2003. The Corporation recorded expense related to the MRP totaling approximately $128,000, $129,000 and $346,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

11.    Stock Option Plan

        During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the "Plan") that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant. Through September 30, 2003, the Corporation had granted 144,996 shares, net of forfeitures, under the Plan. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant. The remaining shares in the Plan may be granted to employees in increments of 20% per year based on management's discretion.

        The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

        In fiscal 2001, the Corporation applied APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost had been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

		For the year ended September 30, 2001
Net earnings (In thousands)	As reported	$2,324
	Stock-based compensation, net of tax	(88)

	Pro-forma	$2,236

Earnings per share
Basic	As reported	$1.08
	Stock-based compensation, net of tax	(.04)

	Pro-forma	$1.04

Diluted	As reported	$1.08
	Stock-based compensation, net of tax	(.04)

	Pro-forma	$1.04

        Beginning with fiscal 2002, the Corporation elected to record the expense related to the vesting of its stock options in accordance with the provisions of SFAS No. 123. Total expense recognized related to stock options amounted to $149,000 and $143,000 for the fiscal years ended September 30, 2003 and 2002, respectively.

        The fair value of stock option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2003, 2002 and 2001: no dividend yield; expected volatility of 21.4%, 20.0% and 20.0%, respectively; a risk-free interest rate of 3.6%, 2.0% and 4.0%, respectively, and an expected life of ten years for all grants.

        A summary of the status of the Plan as of and for the fiscal years ended September 30 is presented below:

	2003		2002		2001
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Outstanding at beginning of year	120,329	$15.34	94,861	$14.00	—	$—
Granted	26,391	23.22	25,728	20.25	94,861	14.00
Exercised	(468)	14.00	—	—	—	—
Forfeited	(1,724)	17.99	(260)	14.00	—	—

Outstanding at end of year	144,528	$16.75	120,329	$15.34	94,861	$14.00

Options exercisable at year-end	42,152	$14.73	18,924	$14.00	—	$—

Weighted-average fair value of options granted during the year		$9.41		$6.19		$5.70

        The following information applies to options outstanding at September 30, 2003:

Number outstanding	118,137
Range of exercise prices	$14.00–$20.25
Number outstanding	26,391
Range of exercise prices	$23.22
Weighted-average exercise price	$16.75
Weighted-average remaining contractual life	8.3 years
12.
Earnings Per Share

        Basic earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 is based upon the weighted-average shares outstanding during the year, less 28,560, 47,600 and 85,680 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2003	2002	2001
Weighted-average common shares outstanding (basic)	2,474,673	2,447,984	2,147,132
Dilutive effect of assumed exercise of stock options	39,490	29,796	9,486

Weighted-average common shares outstanding (diluted)	2,514,163	2,477,780	2,156,618

        Options to purchase 26,391 shares of common stock at a weighted-average exercise price of $23.22 were outstanding at September 30, 2003, but were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

13.
Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

        The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

        The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2003 and 2002:

  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and unsecured commercial loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

  Deposits: The fair value of checking accounts, savings accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

  Other borrowed money: The fair value of other borrowed money is estimated using the rates currently offered for similar borrowings of similar remaining maturities.

  Subordinated debentures: The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

        Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)
Financial assets
Cash and cash equivalents	$10,244	$10,244	$26,637	$26,637
Investment securities	2,156	2,156	1,231	1,231
Mortgage-backed securities	133,828	133,828	18,763	18,763
Loans receivable	554,351	568,016	504,012	527,766
Federal Home Loan Bank stock	10,221	10,221	9,907	9,907

	$710,800	$724,465	$560,550	$584,304

Financial liabilities
Deposits	$455,900	$464,207	$369,080	$376,680
Advances from the Federal Home Loan Bank	218,500	227,295	152,500	153,266
Other borrowed money	1,400	1,400	450	450
Subordinated debentures	12,500	13,313	12,500	12,508

	$688,300	$706,215	$534,530	$542,904

14.
Capitalization

        The Corporation's authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock. No preferred shares have been issued at September 30, 2003 and 2002.

15.
Advertising

        Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $360,000, $174,000 and $139,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

16.
Cash and Cash Equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

17.
Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

18.
Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

        In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

        SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

        SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

        The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

        Management adopted SFAS No. 147 on October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management elected to record expense related to stock options beginning in fiscal 2002 and, as a result, adoption of SFAS No. 148 did not have a material effect on the Corporation's financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Bank has financial letters of credit which require the Bank to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Bank to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Bank issues or modifies subsequent to December 31, 2002.

        The Bank defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amount of future payments of these letters of credit as of September 30, 2003 was $874,000 and they expire through fiscal 2006. Amounts due under these letters of credit would be reduced by any proceeds that the Bank would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the provisions of FIN 46 effective January 31, 2003, without material effect on its financial position or results of operations.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

        The guidance in Statement 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

        SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, without material effect on the Corporation's financial position or results of operations.

NOTE B—INVESTMENTS AND MORTGAGE-BACKED SECURITIES

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2003 and 2002, are summarized as follows:

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
FHLMC stock	$1,391	$—	$268	$1,123
Mutual funds	1,039	—	6	1,033

	$2,430	$—	$274	$2,156

	2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
FHLMC stock	$1,391	$—	$192	$1,199
Other equity securities	29	3	—	32

	$1,420	$3	$192	$1,231

        Proceeds from sales of investment securities amounted to $32,000 for the fiscal year ended September 30, 2003, resulting in gross realized gains totaling $4,000.

        Proceeds from sales of investment securities amounted to $4.2 million for the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.5 million.

        The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2003 and 2002, are summarized as follows:

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
Federal Home Loan Mortgage Corporation participation certificates	$94,295	$—	$590	$93,705
Federal National Mortgage Association participation certificates	40,303	—	180	40,123

	$134,598	$—	$770	$133,828

	2002
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)
Available for sale:
Government National Mortgage Association participation certificates	$18,479	$284	$—	$18,763

        The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	September 30,
	2003	2002
	(In thousands)
Due in three to five years	$—	$8,681
Due in five to ten years	33,179	9,798
Due in ten to twenty years	101,419	—

	$134,598	$18,479

        Proceeds from sales of mortgage-backed securities amounted to $68.4 million during the fiscal year ended September 30, 2003, resulting in gross realized gains totaling $489,000. Proceeds from sales of mortgage-backed securities acquired in the Kenwood acquisition amounted to $3.5 million during the fiscal year ended September 30, 2002, resulting in gross realized gains of $17,000 and gross realized losses of $20,000. Proceeds from sales of mortgage-backed securities amounted to $71.7 million during the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.3 million and gross realized losses totaling $69,000.

        At September 30, 2003, People's had $25.3 million of mortgage-backed securities pledged to secure public deposits, and $49.6 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

NOTE C—LOANS RECEIVABLE

        The composition of the loan portfolio at September 30 is summarized as follows:

	2003	2002
	(In thousands)
Residential real estate
One- to four-family	$230,775	$296,294
Multifamily	95,459	56,980
Construction	90,788	51,544
Nonresidential real estate and land	131,444	88,029
Nonresidential real estate construction	31,810	38,458
Commercial	29,955	21,280
Consumer and other	11,769	4,265

Total loans receivable	622,000	556,850
Less:
Undisbursed portion of loans in process	55,308	43,144
Deferred loan origination fees	2,597	2,038
Allowance for loan losses	9,744	7,656

Loans receivable—net	$554,351	$504,012

        As depicted above, Peoples has continued to change the composition of its loan portfolio from a primary focus on one- to four-family residential loans, to the addition of loans secured by multi-family residential and nonresidential real estate. One- to four-family residential loans comprised 41.6% and 58.8% of the total net loan portfolio at September 30, 2003 and 2002, respectively. Multi-family residential loans comprised approximately $95.5 million, or 17.2%, of the net loan portfolio at September 30, 2003, and $57.0 million or 11.3%, of the net loan portfolio at September 30, 2002. Nonresidential real estate lending comprised approximately $163.3 million, or 29.4%, and $126.5 million, or 25.1%, of the net loan portfolio at September 30, 2003 and September 30, 2002, respectively. Generally, real estate loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default. Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management believes that real estate values in Peoples' primary lending area are presently stable.

        In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to executive officers and directors was approximately $893,000 and $1.2 million at September 30, 2003 and 2002, respectively. During the fiscal year ended September 30, 2003, there were no loans originated to executive officers and directors, while principal repayments of $265,000 were received from executive officers and directors.

NOTE D—ALLOWANCE FOR LOAN LOSSES

        The activity in the allowance for loan losses is summarized as follows for the fiscal years ended September 30:

	2003	2002	2001
	(In thousands)
Balance at beginning of year	$7,656	$3,662	$762
Provision for losses on loans	4,198	5,265	2,449
Charge-off of loans	(2,122)	(1,547)	—
Recoveries	12	—	—
Allowance resulting from acquisition of Market—net	—	—	451
Allowance resulting from acquisition of Kenwood—net	—	276	—

Balance at end of year	$9,744	$7,656	$3,662

        At September 30, 2003, the Bank's allowance for loan losses was solely general in nature and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

        At September 30, 2003, 2002 and 2001, the Bank's nonperforming loans, including impaired loans, totaled $9.6 million, $7.5 million and $783,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $266,000, $343,000 and $27,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE E—OFFICE PREMISES AND EQUIPMENT

        Office premises and equipment are comprised of the following at September 30:

	2003	2002
	(In thousands)
Land and improvements	$3,858	$2,563
Office buildings and improvements	9,237	8,010
Furniture, fixtures and equipment	3,837	3,397

	16,932	13,970
Less accumulated depreciation	3,876	2,997

	$13,056	$10,973

        During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices replaced existing branch buildings and were completed and opened in the third and fourth quarter of fiscal 2003. The cost of these two projects amounted to approximately $2.1 million. During the fourth quarter of fiscal 2003, the Corporation began construction of a branch office in Warren County. This office is expected to be completed in the second quarter of fiscal 2004 at an estimated cost of $1.2 million. A commitment was also made during fiscal 2003 to construct a new office in Butler County with expected completion in the third quarter of fiscal 2004. The cost of this project is estimated at $3.2 million.

NOTE F—DEPOSITS

        Deposits consist of the following major classifications at September 30:

	2003		2002
Deposit type and weighted-average interest rate
	Amount	%	Amount	%
	(Dollars in thousands)
Non-interest bearing checking accounts	$9,266	2.0%	$6,075	1.6%
Checking accounts—1.38% in 2003 and 1.51% in 2002	29,602	6.5	17,220	4.7
Savings accounts—1.39% in 2003 and 2.98% in 2002	134,767	29.6	87,193	23.7
Money market demand deposit—1.26% in 2003 and 2.51% in 2002	37,382	8.2	29,265	7.9

Total demand, transaction and passbook deposits	211,017	46.3	139,753	37.9
Certificates of deposit:
Original maturities of:
Less than 12 months 1.95% in 2003 and 2.92% in 2002	23,543	5.1	53,674	14.5
12 months to 36 months 3.06% in 2003 and 3.87% in 2002	131,652	28.9	114,171	30.9
More than 36 months 5.05% in 2003 and 5.44% in 2002	45,404	10.0	36,493	9.9
Individual retirement accounts 4.44% in 2003 and 4.99% in 2002	44,284	9.7	24,989	6.8

Total certificates of deposit	244,883	53.7	229,327	62.1

Total deposits	$455,900	100.0%	$369,080	100.0%

        At September 30, 2003 and 2002, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $46.2 million and $55.2 million, respectively.

        Interest expense on deposit accounts is summarized as follows for the fiscal years ended September 30:

	2003	2002	2001
	(In thousands)
Checking accounts	$207	$218	$111
Savings and escrow accounts	2,459	1,392	768
Money market demand deposit accounts	604	776	818
Certificates of deposit	7,990	8,078	7,279

	$11,260	$10,464	$8,976

        Maturities of outstanding certificates of deposit are summarized as follows at September 30:

	2003	2002
	(In thousands)
Less than one year	$125,197	$123,283
One year to three years	67,782	67,151
Over three years	51,904	38,893

	$244,883	$229,327

NOTE G—ADVANCES FROM THE FEDERAL HOME LOAN BANK

        Advances from the Federal Home Loan Bank, collateralized at September 30, 2003 by pledges of certain residential mortgage loans totaling $215.5 million, certain mortgage backed securities totaling $49.6 million, and Peoples' investment in Federal Home Loan Bank stock, are summarized as follows:

		September 30,
Interest Rate	Maturing fiscal year ending in
		2003	2002
		(Dollars in thousands)
1.10%	2004	$66,000	$—
5.22%	2008	1,500	1,500
3.97%–4.13%	2011	1,000	1,000
3.58%–4.24%	2012	150,000	150,000

		$218,500	$152,500

Weighted-average interest rate		3.08%	3.93%

NOTE H—OTHER BORROWED MONEY

        The Corporation has a $10.0 million line of credit with another financial institution, with interest payable at LIBOR plus 150 basis points. At September 30, 2003 and 2002, the Corporation had $1.4 million and $450,000 outstanding at an interest rate of 2.62% and 3.31%, respectively. This line of credit expires in the second quarter of fiscal 2004. The loan is secured by the outstanding shares of the Bank.

NOTE I—GUARANTEED PREFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

        In November 2001, a Delaware trust owned by the Corporation (the "Trust"), issued $12.5 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Corporation's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 4.81% and 5.78% at September 30, 2003 and 2002, respectively, and are reported as a component of interest expense on borrowings. The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes, including to facilitate the growth of the Bank.

NOTE J—COMMITMENTS

        Peoples is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of Peoples' involvement in such financial instruments.

        Peoples' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Peoples uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

        At September 30, 2003, Peoples had commitments to originate loans totaling $16.3 million, commitments for unused lines of credit under home equity loans totaling $23.8 million, commitments for unused commercial lines of credit totaling $2.6 million, and commitments for letters of credit under commercial loans totaling $1.0 million. Management believes that such loan commitments are able to be funded through normal cash flow from operations. Fees received in connection with the commitments to originate loans have not been recognized in earnings. Additionally, Peoples had commitments to purchase mortgage-backed securities totaling $70.0 million at September 30, 2003.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Peoples evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by Peoples upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

        Peoples had also entered into lease agreements for office premises under operating leases which expire at various dates through 2012. The following table summarizes minimum payments due under lease agreements by year.

Year ending September 30,	(Dollars in thousands)
2004	$123
2005	123
2006	119
2007	113
2008	100
2009 and thereafter	333

$911

NOTE K—FEDERAL INCOME TAXES

        Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the fiscal years ended September 30 as follows:

	2003	2002	2001
	(Dollars in thousands)
Federal income taxes at statutory rate	$1,920	$1,884	$1,574
Increase in taxes resulting from:
Amortization and other charges related to goodwill	—	495	590
Nondeductible merger-related expenses	—	—	108
Other	2	13	32

Federal income taxes per consolidated financial statements	$1,922	$2,392	$2,304

Effective tax rate	34.0%	43.2%	49.8%

        The composition of the Corporation's net deferred tax asset at September 30 is as follows:

	2003	2002
	(In thousands)
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$3,313	$2,603
Deferred compensation	493	488
Stock benefit plans	22	103
Deferred loan origination fees	883	693
Unrealized losses on securities designated as available for sale	355	—
Other	—	14

Total deferred tax assets	5,066	3,901
Deferred tax liabilities:
Percentage of earnings bad debt deduction	(36)	(119)
Cash versus accrual basis of accounting	(70)	(156)
Federal Home Loan Bank stock dividends	(1,096)	(989)
Book/tax depreciation differences	(17)	(26)
Unrealized gains on securities designated as available for sale	—	(32)
Purchase price adjustments	(404)	(404)

Total deferred tax liabilities	(1,623)	(1,726)

Net deferred tax asset	$3,443	$2,175

        Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $4.9 million as of September 30, 2003. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.6 million.

        As a result of fiscal 1997 legislative changes, Peoples is required to recapture as taxable income approximately $1.2 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.

NOTE L—REGULATORY CAPITAL

        Peoples is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest regulatory examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Peoples multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

        During fiscal 2003, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following table.

        As of September 30, 2003, Peoples exceeded all capital adequacy requirements to which it was subject. As of September 30, 2002, Peoples and its subsidiary, Kenwood Savings Bank, exceeded all capital adequacy requirements to which they were subject.

	As of September 30, 2003
					To be "well- capitalized" under prompt corrective action provisions
			For capital adequacy purposes
	Actual
Peoples Community Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$55,081	7.5%	≥$11,004	≥1.5%	≥$36,681	≥5.0%
Core capital	$55,081	7.5%	≥$29,345	≥4.0%	≥$44,017	≥6.0%
Risk-based capital	$61,429	12.1%	≥$40,628	≥8.0%	≥$50,785	≥10.0%

	As of September 30, 2002
	Actual		For capital adequacy purposes		To be "well- capitalized" under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$50,793	8.8%	≥$8,704	≥1.5%	≥$29,013	≥5.0%
Core capital	$50,793	8.8%	≥$23,210	≥4.0%	≥$34,815	≥6.0%
Risk-based capital	$55,689	13.7%	≥$32,549	≥8.0%	≥$40,686	≥10.0%
	As of September 30, 2002
					To be "well- capitalized" under prompt corrective action provisions
			For capital adequacy purposes
	Actual
Kenwood Savings Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Tangible capital	$4,355	7.7%	≥$849	≥1.5%	≥$2,830	≥5.0%
Core capital	$4,355	7.7%	≥$2,264	≥4.0%	≥$3,396	≥6.0%
Risk-based capital	$4,456	16.2%	≥$2,205	≥8.0%	≥$2,756	≥10.0%

        Management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE M—CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

        The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the fiscal years ended September 30, 2003, 2002 and 2001.

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
September 30, 2003 and 2002
(In thousands)

	2003	2002
ASSETS
Cash and cash equivalents	$31	$17
Loan receivable from ESOP	286	476
Investment in Peoples Community Bank	60,107	55,857
Accrued interest receivable from ESOP	—	28
Prepaid federal income taxes	665	388

Total assets	$61,089	$56,766

LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities	$490	$826
Borrowings	1,400	450
Guaranteed preferred beneficial interests in junior subordinated debentures	12,500	12,500

Total liabilities	14,390	13,776
Stockholders' equity
Common stock and additional paid-in capital	24,217	23,480
Retained earnings	23,171	19,447
Unrealized gains (losses) on securities designated as available for sale, net of tax effects	(689)	63

Total stockholders' equity	46,699	42,990

Total liabilities and stockholders' equity	$61,089	$56,766

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF EARNINGS
For the years ended September 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Revenue
Interest income	$2	$66	$68
Equity in earnings of Peoples Community Bank	4,266	3,900	2,324

Total revenue	4,268	3,966	2,392
Expense
Interest expense	575	1,139	—
General and administrative expenses	248	66	68

Total expense	823	1,205	68

Earnings before income tax credits	3,445	2,761	2,324
Federal income tax credits	(279)	(388)	—

NET EARNINGS	$3,724	$3,149	$2,324

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF CASH FLOWS
Years ended September 30, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Cash provided by (used in) operating activities:
Net earnings for the year	$3,724	$3,149	$2,324
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Undistributed earnings of consolidated subsidiary	(4,273)	(3,900)	(2,324)
Increase (decrease) in cash due to changes in:
Other assets	(249)	(410)	(7)
Other liabilities	(336)	59	(125)

Net cash used in operating activities	(1,133)	(1,102)	(132)
Cash flows provided by (used in) investing activities:
Proceeds from repayment of loan to ESOP	190	190	191
Contribution to Peoples Community Bank	—	(12,115)	—

Net cash provided by (used in) investing activities	190	(11,925)	191
Cash flows provided by financing activities:
Proceeds from borrowings	950	450	—
Proceeds from issuance of junior subordinated debentures	—	12,500	—
Proceeds from exercise of stock options	7	—	—

Net cash provided by financing activities	957	12,950	—

Net increase (decrease) in cash and cash equivalents	14	(77)	59
Cash and cash equivalents at beginning of year	17	94	35

Cash and cash equivalents at end of year	$31	$17	$94

        The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

        Historically, management has carefully managed stockholders' equity in a manner whereby the Corporation's capital structure is aligned with the perceived risks inherent in its various lines of business. In this regard, the Board and management are continually evaluating regulatory capital levels in view of projected growth, as well as changes in the asset mix. Management strives to maintain excess regulatory capital at all times and, if necessary, will offer additional common shares in the future in order to maintain this capital posture.

NOTE N—BUSINESS COMBINATIONS

        On March 30, 2001, the Corporation acquired Market utilizing the purchase method of accounting. Market was dissolved upon consummation, with Market's banking subsidiary, Market Bank, merging with and into Peoples. The results of Market's operations subsequent to March 30, 2001, are included in the consolidated financial statements. The Corporation paid $7.8 million in cash and issued 527,930 of its common shares in connection with the acquisition. Under the terms of the agreement each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share.

        On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. The results of Kenwood's operations subsequent to April 26, 2002, are included in the consolidated financial statements. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as part of the transaction.

        Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Kenwood acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2002 and 2001, and as if the Market acquisition had been consummated as of the beginning of the fiscal year ended September 30, 2001.

	2002	2001
	(In thousands) (Unaudited)
Total interest income	$35,606	$30,903
Total interest expense	17,170	18,918

Net interest income	18,436	11,985
Provision for losses on loans	5,265	2,614
Other income	2,687	5,201
General, administrative and other expense	10,195	10,092

Earnings before income taxes	5,663	4,480
Federal income taxes	2,431	2,272

Net earnings	$3,232	$2,208

NOTE O—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2003 and 2002. Certain amounts, as previously reported, have been reclassified to conform to the 2003 presentation.

	Three Months Ended
2003:
	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)
Total interest income	$9,543	$9,277	$9,292	$9,057
Total interest expense	4,833	4,616	4,603	4,020

Net interest income	4,710	4,661	4,689	5,037
Provision for losses on loans	1,051	1,059	1,188	900
Other income	152	133	644	322
General, administrative and other expense	2,345	2,529	2,681	2,949

Earnings before income taxes	1,466	1,206	1,464	1,510
Federal income taxes	500	410	498	514

Net earnings	$966	$796	$966	$996

Earnings per share
Basic	$.39	$.32	$.39	$.41

Diluted	$.39	$.32	$.38	$.39

	Three Months Ended
2002:
	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)
Total interest income	$7,666	$7,973	$8,667	$9,406
Total interest expense	3,707	3,462	3,798	4,631

Net interest income	3,959	4,511	4,869	4,775
Provision for losses on loans	1,057	1,412	1,300	1,496
Other income	284	1,628	291	306
General, administrative and other expense	2,234	3,074	2,412	2,097

Earnings before income taxes	952	1,653	1,448	1,488
Federal income taxes	367	941	530	554

Net earnings	$585	$712	$918	$934

Earnings per share
Basic	$.25	$.29	$.38	$.37

Diluted	$.25	$.29	$.37	$.36

Peoples Community Bancorp, Inc.

DIRECTORS AND OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Paul E. Hasselbring
 Chairman of the Board

Jerry D. Williams
 President and Chief Executive Officer

John L. Buchanan
 President of Buchanan's Power Equipment Center, Inc.

James R. Van DeGrift
 Trustee, Turtlecreek Township, Lebanon, Ohio

Thomas J. Noe
 Treasurer and Executive Vice-President

John E. Rathkamp
 Secretary and Chief Lending Officer

Nicholas N. Nelson
 County Auditor, Warren County, Ohio

Donald L. Hawke
 Retired

EXECUTIVE OFFICERS

Paul E. Hasselbring
 Chairman of the Board

Jerry D. Williams
 President and Chief Executive Officer

Thomas J. Noe
 Treasurer and Executive Vice-President

Teresa A. O'Quinn
 Chief Financial Officer

John E. Rathkamp
 Secretary and Chief Lending Officer

Dennis J. Slattery
 Chief Operating Officer

Jerry L. Boate
 Director of Human Resources and Marketing

Lori M. Henn
 Compliance Officer

Peoples Community Bancorp, Inc.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

        Peoples Community Bancorp, Inc. is a Maryland-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through thirteen offices in Hamilton, Warren, and Butler counties in southwest Ohio.

Main Office

6100 West Chester Road
West Chester, Ohio 45069

Branch Offices

3621 Harrison Avenue Cheviot, Ohio 45211	4825 Marburg Avenue Cincinnati, Ohio 45209	3663 Ebenezer Road Cincinnati, Ohio 45248
7522 Hamilton Avenue Cincinnati, Ohio 45248	11 South Broadway Lebanon, Ohio 45036	1101 Columbus Avenue Lebanon, Ohio 45036
5797 South State Route 48 Maineville, Ohio 45039	4100 State Route 128 Cleves, Ohio 45002	7711 Montgomery Road Cincinnati, Ohio 45236
7200 Blue Ash Road Cincinnati, Ohio 45236	3530 Springdale Road Cincinnati, Ohio 45251	2906-6 West US 22 & 3 Maineville, Ohio 45039

ANNUAL MEETING

        The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 4, 2004, at 10:00 AM Eastern Standard Time, at the Sharonville Convention Center, 11355 Chester Road, Sharonville, Ohio 45246.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

STOCKHOLDER REQUESTS

        Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 6100 West Chester Road, P. O. Box 1130, West Chester, Ohio 45071.

        Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp's transfer agent, Registrar and Transfer Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except the Securities and Exchange Commission filing fee are estimates.

SEC filing fee	$2,210
NASD fee	3,232
Printing, postage and mailing expenses	50,000
Legal fees and expenses	45,000
Accounting fees and expenses	15,000
Miscellaneous expenses	9,558

Total	$125,000

        In addition to the foregoing expenses, Keefe, Bruyette & Woods ("KBW") will receive fees based on the number of shares of common stock of Peoples Community Bancorp, Inc. (the "Corporation") sold in the offering, plus reimbursement of expenses. Fees will range from: one percent (1%) of the gross proceeds from the sale of common stock to the Corporation's or its subsidiaries' directors, executive officers, employees or any benefit plans and current stockholders; five percent (5%) of the gross proceeds from sales of common stock to clients of KBW; and three percent (3%) of the gross proceeds from sales of common stock to all other persons.

Item 15.  Indemnification of Directors and Officers.

        The Registrant's Articles of Incorporation provide that the Registrant may indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland General Corporation Law, and that the Registrant may indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Maryland General Corporation Law provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that: (1) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (2) the director actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify its officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

        The Registrant's Articles of Incorporation provide that, to the fullest extent limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Registrant shall have any liability to the Registrant or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's articles of incorporation may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Articles of Incorporation provision applies, the remedies available to the Registrant or a stockholder are limited to equitable remedies such as injunction or rescission. This provision would not, in the opinion of the Commission, eliminate or limit the liability of directors and officers under the federal securities laws.

Articles 9 of the Registrant's Articles of Incorporation provides as follows:

Article 9.    Indemnification, Etc. of Directors, Officers, Employees and Agents.

        A.    Indemnification.    The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Corporation, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or who, while acting as such, is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation (foreign or domestic), partnership, joint venture, trust, other enterprise or employee benefit plan, against expenses (including attorney's fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent authorized by Section 2-418 of the MGCL, excluding paragraph (g) thereof.

        B.    Advancement of Expenses.    Reasonable expenses incurred by a director, officer, employee or agent of the Corporation in defending a civil or criminal action, suit or proceeding described in Section A of this Article 9 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt by the Corporation of (i) a written affirmation by the person of such person's good faith belief that the standard of conduct necessary for indemnification by the Corporation under Section A of this Article 9 has been met and (ii) a written undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the applicable standard of conduct has not been met or the person is not otherwise entitled to be indemnified by the Corporation.

        C.    Other Rights and Remedies.    The indemnification provided by this Article 9 shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses may be entitled under Section 2-418(g) of the MGCL, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person, provided that no indemnification shall be made to or on behalf of an individual if a judgment or other final adjudication establishes that his acts or omissions relate to matters for which the liability of directors and officers cannot be restricted or limited under Section 2-405.2 of the MGCL.

        D.    Insurance.    Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who, while acting as such, was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation (foreign or domestic), partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by him in any such capacity or arising out of his position, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or the Bylaws of the Corporation.

        E.    Security Fund; Indemnity Agreements.    By action of the Board of Directors (notwithstanding their interest in the transaction), the Corporation may create and fund a trust fund or fund of any nature, and may enter into agreements with its directors, officers, employees and agents for the purpose of securing or insuring in any manner its obligation to indemnify or advance expenses provided for in this Article 9.

        F.    Modification.    The duties of the Corporation to indemnify and to advance expenses to any persons as provided in this Article 9 shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article 9 shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

Item 16. Exhibits.

        The exhibits filed as a part of this registration statement are as follows:

Exhibit No.	Description of Exhibit
1.0	Form of Sales Agency Agreement*
4.0	Form of Stock Certificate of Peoples Community Bancorp, Inc.*
5.0	Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality*
23.1	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (Included in Exhibit 5.0, opinion of Elias, Matz, Tiernan & Herrick LLP)*
23.2	Consent of Grant Thornton LLP
24.0	Powers of Attorney (Included on signature page of this registration statement)
99.1	Form of Subscription Certificate*
99.2	Instructions on Use of Subscription Certificate*
99.3	Form of Letter to Stockholders*
99.4	Form of Letter to Brokers*
99.5	Form of Broker Letter to Clients*
99.6	Form of Letter to Potential Investors*
99.7	Beneficial Owner Election Form*
99.8	Nominee Holder Certification*
99.9	Investor Presentation*

*
Previously filed.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i)    To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on From S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Chester, state of Ohio on February 20, 2004.

PEOPLES COMMUNITY BANCORP, INC.
By:	/s/ JERRY D. WILLIAMS Jerry D. Williams President, Chief Executive Officer and Director
Name	Title	Date

/s/ JERRY D. WILLIAMS Jerry D. Williams	President, Chief Executive Officer and Director (principal executive officer)	February 20, 2004
/s/ THOMAS J. NOE Thomas J. Noe	Director, Executive Vice President and Treasurer	February 20, 2004
/s/ TERESA O'QUINN Teresa O'Quinn	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 20, 2004
/s/ PAUL E. HASSELBRING* Paul E. Hasselbring	Chairman of the Board and Director	February 20, 2004
/s/ JOHN E. RATHKAMP John E. Rathkamp	Chief Lending Officer, Secretary and Director	February 20, 2004
/s/ JOHN L. BUCHANAN* John L. Buchanan	Director	February 20, 2004
/s/ DONALD L. HAWKE* Donald L. Hawke	Director	February 20, 2004

Name	Title	Date

/s/ JAMES R. VAN DEGRIFT* James R. Van DeGrift	Director	February 20, 2004
/s/ NICHOLAS N. NELSON* Nicholas N. Nelson	Director	February 20, 2004

*
By Jerry D. Williams, pursuant to power of attorney.